10/5

05012232

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Neptune Marine Services Limited

*CURRENT ADDRESS Level 1, 256 St. Georges Terrace
Perth Western Australia 6000

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 03 2005
THOMSON FINANCIAL

FILE NO. 82- 34919 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: mw

DAT : November 1, 2005

82-34919

NEPTUNE MARINE

19 July 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

EARLY SALES SUCCESS

The Company advises that it has secured a major contract for the use of its "Dry Underwater Welding Technology" significantly ahead of plan.

The project, awarded to Neptune Marine Services Limited this week as the major contractor, involves the underwater permanent weld repair of the Cullen Bay Lock in Darwin, Northern Territory, Australia. Neptune has been in discussions with the asset owner, Cullen Bay Marina Management Corporation and consulting engineer Kellogg Brown and Root (KBR) in specifying the Neptune Technology, and represents a milestone in the use of the technology on underwater infrastructure of this type.

Cullen Bay is a natural bay close to inner city Darwin. A marina development necessitated the construction of a lock to ensure ease of vessel ocean access in any tide. Large tidal ranges are a natural feature of much of the coast in this region.

KBR are part of the worldwide Halliburton Group and are a major global consulting engineer working across a number of our target customer segments, including Oil and Gas, Infrastructure, and Defence. Specification of the Neptune Technology by KBR represents a major milestone in the further commercialisation of the technology.

This project has been won significantly ahead of our expectation, and represents the commencement of a body of income generating work in Australasia. This project underlines the benefits and commercial potential of the Neptune Technology, and management's ability to convert this potential into a revenue stream. The management team continue to work hard at developing the sales pipeline in the Shipping and Oil and Gas markets, to ensure a solid body of income generating work going forward.

The Company's current strategy of generating a body of work in Australasia, concurrently with working on longer term (12-24 months) licensing initiatives overseas with major sub sea maintenance providers, asset owners and military is significantly ahead of schedule. The Company is currently negotiating several other projects in both Shipping and Oil and Gas markets, along with very pleasing progress in discussions with potential licensees and users of the technology in Europe and the Americas.

The Company is also working on achieving further Class Society approvals for its technology and securing technical trials with major potential partners.

Authorised by:

Andrew Harrison
Executive Director

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has Class Society approval for use, and is currently being commercialised globally. Find out more www.neptuneunderwaterwelding.com.au.

MARINE

19 July 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

CULLEN BAY, NT PROJECT

The Company announced today that it had secured a major contract for the use of its "Dry Underwater Welding Technology" involving the underwater permanent weld repair of the Cullen Bay Lock in Darwin, Northern Territory, Australia.

The contract, overseen by consulting engineer Kellogg Brown and Root (KBR), involves Neptune repairing the lock gates which are used to regulate water levels in the Cullen Bay Marina. A marina development in the Bay necessitated the construction of a lock to ensure ease of vessel ocean access in the varying tides experienced in the area.

Neptune has been appointed main contractor to the project, which involves removal, refitting, and installation of the lock gates. The project is expected to earn Neptune revenue of between $200,000 and $300,000. Work will commence on the repairs in early August and has a planned duration of less than 3 weeks.

This project underlines the benefits and commercial potential of the Neptune Technology, and will hopefully be the first step towards a major body of work.

Authorised by:

Andrew Harrison
Executive Director

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has Class Society approval for use, and is currently being commercialised globally. Find out more www.neptuneunderwaterwelding.com.au.

ACN 105 665 843
Registered Office: 219 - 221 York Street Subiaco WA 6008
T: (61-8) 9226 5722 F: (61-8) 9226 0354
Email: info@neptuneunderwaterwelding.com.au
www.neptuneunderwaterwelding.com.au

NEPTUNE MARINE

26 July 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

OUTCOME OF GENERAL MEETING

In accordance with Listing Rule 3.13.2 and Section 251AA(2) of the Corporations Act, we wish to advise the following outcome of the resolution considered at the Company's General Meeting held earlier today:

Resolution 1: Approval of Issue of Options to Mr A Harrison

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were as follows:

FOR:	3,267,000
AGAINST:	414,500
ABSTAIN:	50,000
DISCRETIONARY:	-
	3,731,500

Resolution 2: Approval of Issue of Options to Ms C Curtin

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were:

FOR:	3,267,000
AGAINST:	414,500
ABSTAIN:	50,000
DISCRETIONARY :	-
	3,731,500

Resolution 3: Approval of Employee Option Scheme

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were:

FOR:	3,369,000
AGAINST:	310,000
ABSTAIN:	52,500
DISCRETIONARY:	-
	3,731,500

Authorised by:

Andrew Harrison
Executive Director

OPERATIONS REVIEW – QUARTER ENDED 30 JUNE 2004

Since the Company's successful listing on the ASX in April which provided the resources for the further commercialization of the Neptune Technology, the Company has continued its drive to penetrate the potentially lucrative domestic and international sub-sea markets.

Neptune is in the enviable position of having a unique technology (with patents pending) that provides substantial economic benefits to a global marketplace. The technology itself has a proven track record, already having completed an impressive body of work in the shipping and pipeline markets, along with approval for use from major international class societies such as Lloyds, Det Norske Veritas, and American Bureau of Shipping. It is anticipated that a further international class society approval will be granted shortly.

The focus of the Company's effort continues to be on developing a profitable body of work using the technology in Australasia in the short term, concurrent with longer term (12 – 24 months) global licensing initiatives. The former, delivering a substantial operating business, is planned to generate positive cash flows to support the strategic imperative of global licensing.

The Company is pleased to be ahead of plan on both fronts. The recent award of a major contract for the repair of coastal infrastructure in Darwin by Kellogg Brown and Root (KBR), along with discussions with potential overseas licensees in Europe and the Americas, place it well ahead of its original schedule. The recent announcement of this early sales success has seen a substantial lift in the Company's share price.

Operationally, several more divers have been trained in the use of the Neptune technology, placing the Company in a sound position to undertake the planned body of work. Several improvements have also been made to the technology to increase efficiencies.

In financial terms the first quarter saw a substantial investment in one-off setup and development costs. It is expected that the next quarter will see a similar investment in marketing, to further develop the sales pipeline for both regional projects and global licensing partnerships.

Authorised by:

Andrew Harrison
Executive Director

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has Class Society approval for use, and is currently being commercialised globally. Find out more www.neptuneunderwaterwelding.com.au.

ACN 105 665 843

Registered Office: 219 – 221 York Street Subiaco WA 6008

T: (61-8) 9226 5722 F: (61-8) 9226 0354

Email: info@neptuneunderwaterwelding.com.au

www.neptuneunderwaterwelding.com.au

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN	Quarter ended ("current quarter")
76 105 665 843	**30 JUNE 2004**

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for (a) staff costs	(101)	(101)
	(b) advertising and marketing	(4)	(13)
	(c) research and development	(38)	(40)
	(d) leased assets	-	-
	(e) other working capital	(95)	(293)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	34	37
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	**(204)**	**(410)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(204)**	**(410)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	(60)
	(d) physical non-current assets	(41)	(44)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(41)**	**(104)**
1.14	**Total operating and investing cash flows**	**(245)**	**(514)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc (net)	2,225	2,497
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**2,225**	**2,497**
	Net increase (decrease) in cash held	**1,980**	**1,983**
1.21	Cash at beginning of quarter/year to date	3	-
1.22	Exchange rate adjustments to item 1.21	-	-
1.23	**Cash at end of quarter**	**1,983**	**1,983**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(133)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

- Directors' remuneration (incl. Termination payments)	(95)
- Fees for services as consultant (pre-listing)	(5)
- Fees for marine services provided by director-related entity	(33)

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	NIL	NIL
3.2	Credit standby arrangements	NIL	NIL

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	90	3
4.2	Deposits at call	1,893	-
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	1,983	3

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... (Company Secretary) Date: **27 July 2004**

Print name: Blair E Sergeant

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

RECEIVED
2005 ... -5 P 12:27
... CORPORATE ...

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Options**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**2,500,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Options are exercisable at $0.25 each on or before 30 June 2006.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No. **Options over unissued shares may only be exercised in accordance with their terms and conditions. Upon conversion of the options to shares, the shares will rank equally with existing shares.**
5	Issue price or consideration	**Nil.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The options were issued as a performance incentive, and the issue was approved by shareholders at a meeting held on 26 July 2004.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**29 July 2004**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**13,460,251**	**Ordinary fully paid shares.**
		5,880,125	**Options exercisable at 20 cents each on or before 31 December 2010.**

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
15,750,000	**Ordinary Shares.**
18,350,000	**Options exercisable at 20 cents each on or before 31 December 2010.**
2,500,000	**Options exercisable at 25 cents each on or before 30 June 2006.**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Not applicable.

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

Questions 34 to 42 - Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **29 July 2004**
(Director)

Print name: **Blair Sergeant**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Neptune Marine Services Limited**
ABN	**76 105 665 843**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Andrew Harrison**
Date of last notice	**15 April 2004**

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	**Indirect.**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Relentless Corporation Pty Ltd as trustee for Sun Tzu Trust.** **Mr Harrison is a director of the company which is the registered holder.**
Date of change	**29 July 2004**
No. of securities held prior to change	**Nil**
Class	**Options**
Number acquired	**2,000,000 options exercisable at 25 cents each on or before 30 June 2006.**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Nil**

+ See chapter 19 for defined terms.

No. of securities held after change	**2,000,000 options exercisable at 25 cents each on or before 30 June 2006.**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Issue of securities following receipt of shareholder approval.**

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Neptune Marine Services Limited**
ABN	**76 105 665 843**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Cathryn Curtin**
Date of last notice	**15 April 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	**Indirect.**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Eladin Pty Ltd as trustee for Eladin Family Trust.** **Ms Curtin is a director of the company which is the registered holder.**
Date of change	**29 July 2004**
No. of securities held prior to change	**Nil**
Class	**Options**
Number acquired	**500,000 options exercisable at 25 cents each on or before 30 June 2006.**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**Nil**

+ See chapter 19 for defined terms.

No. of securities held after change	**500,000 options exercisable at 25 cents each on or before 30 June 2006.**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Issue of securities following receipt of shareholder approval.**

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

RECEIVED
2003 OCT -5 P 12:27

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**5,000**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**Exercise of listed options at 20 cents each (expiry date: 31 December 2010).**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
13,465,251	**Ordinary fully paid shares.**
5,875,125	**Options exercisable at 20 cents each on or before 31 December 2010.**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **2 August 2004**
(Company Secretary)

Print name: **Blair Sergeant**

+ See chapter 19 for defined terms.

NEPTUNE MARINE

6 August 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

CHANGE OF COMPANY SECRETARY

The Company advises that Mr Blair Sergeant has resigned as the Company Secretary of Neptune Marine Services Limited. Mr Kim Hogg has been appointed his replacement, effective immediately.

Authorised by:

Andrew Harrison
Executive Director

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

Appendix 4E

Preliminary Final Report
to the Australian Stock Exchange

Part 1

Name of Entity	Neptune Marine Services Limited
ABN	15 105 665 843
Financial Period	Period from incorporation on 24 July 2003 to 30 June 2004
Previous Corresponding Reporting Period	Not Applicable

Part 2 – Results for Announcement to the Market

	$'000	**Percentage increase /(decrease) over previous corresponding period**
Revenue from ordinary activities	38	N/A
Loss from ordinary activities after tax attributable to members	(492)	N/A
Net loss attributable to members	(492)	N/A

Dividends (distributions)	**Amount per security**	**Franked amount per security**
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividends (if any)	Not Applicable	

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Refer Part 10 for commentary on the results for the financial period.

Part 3 – Contents of ASX Appendix 4E

Section	Contents
Part 1	Details of entity, reporting period
Part 2	Results for announcement to the market
Part 3	Contents of ASX Appendix 4E
Part 4	Statement of financial performance
Part 5	Accumulated losses
Part 6	Statement of financial position
Part 7	Statement of cash flows
Part 8	Basis of preparation
Part 9	Loss from ordinary activities
Part 10	Commentary on results
Part 11	Notes to the statement of cash flows
Part 12	Details relating to dividends
Part 13	Earnings per share
Part 14	Net tangible assets per security
Part 15	Details of entities over which control has been gained or lost
Part 16	Details of associates and joint venture entities
Part 17	Issued securities
Part 18	Segment information
Part 19	Subsequent events
Part 20	Impact of adopting Australian equivalents to International Financial Reporting Standards
Part 21	Information on audit or review

Part 4 –Statement of Financial Performance

	2004 ($)
Total revenue from ordinary activities	38,498
Other expenses from ordinary activities	(530,668)
Loss from ordinary activities before related income tax benefit	(492,170)
Income tax benefit relating to ordinary activities	-
Loss from ordinary activities after related income tax benefit	(492,170)

Part 5 – Accumulated losses

	2004 ($)
Accumulated losses at the beginning of the Period	-
Loss for the Period	(492,170)
Accumulated losses at the end of the Period	(492,170)

Part 6 –Statement of Financial Position

	2004 ($)
CURRENT ASSETS	
Cash assets	1,983,188
Receivables	14,707
Other	14,242
Total Current Assets	2,012,137
NON CURRENT ASSETS	
Plant & equipment	40,326
Intangible assets	-
Other	-
Total Non Current Assets	40,326
TOTAL ASSETS	2,052,463
CURRENT LIABILITIES	
Payables	44,071
Provisions	3,807
Total Current Liabilities	47,878
TOTAL LIABILITIES	47,878
NET ASSETS	**2,004,585**
EQUITY	
Contributed equity	2,496,755
Accumulated losses	(492,170)
TOTAL EQUITY	**2,004,585**

Part 7 – Statement of Cash Flows

	2004 ($)
Cash flows from operating activities	
Cash payments in the course of operations	(405,976)
Interest received	36,855
Net cash used in operating activities	(369,121)
Cash flows from investing activities	
Payments for plant and equipment	(44,460)
Payments for intellectual property rights	(60,000)
Payments for research and development	(39,986)
Net cash used in investing activities	(144,446)
Cash flows from financing activities	
Proceeds from issue of shares and options	2,723,451
Share issue costs	(226,696)
Net cash provided by financing activities	2,496,755
Net increase in cash held	1,983,188
Cash at the beginning of the Period	-
CASH AT THE END OF THE PERIOD	**1,983,188**

Part 8 – Basis of Preparation

This preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix 4E.

Part 9 – Loss from Ordinary Activities

	2004 ($)
The loss from ordinary activities before income tax benefit includes the following items of revenue and expense:	
Revenue	
Interest revenue	38,498
Expenses	
Amortisation of intangibles	(99,986)
Depreciation of plant and equipment	(4,134)
Total depreciation and amortisation	(104,120)
Operating lease expense	(7,008)

Part 10 – Commentary on Results

Since incorporation on 24 July 2003, the Company has acquired patents and intellectual property relating to the Neptune Dry Underwater Weld technology. Several capital raisings, including an initial public offering, positioned the company to be successfully admitted to the official list of the ASX in April 2004. This has allowed the Company to focus on the development and further commercialization of the technologies and the Neptune brand name.

Expenses during the year have been substantially in line with expectations, and have largely related to the preparation and ASX listing in April of this year, and the subsequent development and setup of operations. It is anticipated the current level of administrative expenses will continue at approximately existing levels, with a larger focus on sales and marketing to develop business in Australia using the technology, along with overseas licensing initiatives.

While at balance date there had been no revenues recorded, the Company was awarded its first project during July 2004 for the use of its technology. The Cullen Bay Marina project will see the Company generate its first revenues from operating activities well ahead of expectations, providing a solid start to the 2004/05 financial year.

Part 11 – Notes to the Statement of Cash Flows

		2004 ($)
(a)	**Reconciliation of cash**	
	For the purposes of the consolidated statement of cash flows, cash includes cash on hand and at bank and short term deposits at call, net of outstanding bank overdrafts. Cash at the end of the Period as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:	
	Cash assets	1,983,188
(b)	**Reconciliation of net cash flows from operating activities to loss after income tax**	
	Loss after income tax	(492,170)
	Add non-cash items:	
	Amortisation and depreciation	104,120
	Net cash used in operating activities before change in assets and liabilities	(388,050)
	Changes in assets and liabilities during the Period:	
	(Increase) in receivables	(14,707)
	(Increase) in prepayments	(14,242)
	Increase in accounts payable	44,071
	Increase in provisions	3,807
	Net cash used in operating activities	(369,121)

c) **Non-cash financing and investment activities**

On 12 September 2003 the Company issued 1,000,000 ordinary shares at a deemed issue price of $0.03 per share in consideration for certain intellectual property. This acquisition is not reflected in the Statement of Cash Flows.

Part 12 – Details Relating to Dividends

Date the dividend is payable	N/A
Record date to determine entitlement to the dividend	
Amount per security	
Total dividend	
Amount per security of foreign sourced dividend or distribution	
Details of any dividend reinvestment plans in operation	
The last date for receipt of an election notice for participation in any dividend reinvestment plans	

Part 13 – Earnings per Share

	2004
Basic earnings per share	
Ordinary shares	(3.53 cents)

The Company's potential ordinary shares are not considered dilutive and accordingly basic loss per share is the same as diluted loss per share.

	No.
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	13,961,370

Part 14 – Net Tangible Assets per Security

	2004
Net tangible asset backing per ordinary security	6.86 cents

Part 15 – Details of Entities Over Which Control has been Gained or Lost

Name of entity (or group of entities)	**Not Applicable**
Date control gained or lost	
Contribution of the controlled entity (or group of entities) to the profit/(loss) from ordinary activities during the period, from the date of gaining or losing control	
Profit (loss) from ordinary activities of the controlled entity (or group of entities) for the whole of the previous corresponding period	
Contribution to consolidated profit/(loss) from ordinary activities from sale of interest leading to loss of control	

Part 16 – Details of Associates and Joint Venture Entities

	Ownership Interest		Contribution to net profit/(loss)	
	2004 %	2003 %	2004 $A'000	2003 $A'000
Name of entity	**N/A**	**N/A**	**N/A**	**N/A**
Associates				
Joint Venture Entities				
Aggregate Share of Losses				

Part 17 – Issued Securities

		2004 ($)
Share capital		
29,210,251 fully paid ordinary shares		2,496,755
The following movements in contributed equity occurred during the Period:		
Balance at beginning of Period		-
Shares issued upon incorporation	(i)	1
Shares issued to promoters	(ii)	450
Shares issued for the purchase of intellectual property	(iii)	30,000
Shares issued to seed investors	(iv)	122,000
Shares issued to seed investors	(v)	98,000
Shares issued to seed investors	(vi)	120,000
Shares issued to seed investors	(vii)	200
Shares issued to promoters	(viii)	750
Shares issued pursuant to a prospectus	(ix)	2,352,050
Capital raising costs	(x)	(226,696)
Balance 30 June 2004		2,496,755

Notes

(i) One share was issued for $1.00 on the incorporation of the Company on 24 July 2003;

(ii) 4,500,000 shares were issued to promoters on 1 August 2003 at $0.0001 each;

(iii) 1,000,000 shares were issued for the purchase of certain intellectual property assets on 12 September 2003 at $0.03 each;

(iv) 1,525,000 shares were issued to seed investors on 6 October 2003 at $0.08 each;

(v) 1,225,000 shares were issued to seed investors on 8 October 2003 at $0.08 each;

(vi) 1,500,000 shares were issued to seed investors on 24 October 2003 at $0.08 each;

(vii) 200,000 shares were issued to seed investors on 17 November 2003 at $0.001 each;

(viii) 7,500,000 shares were issued to promoters on 28 January 2004 at $0.0001 each;

(ix) 11,760,250 shares were issued via a public offering at 20 cents each on 8 April 2004; and

(x) the costs associated with the Company's Prospectus and capital raising of $226,696 have been recognised as a reduction of the proceeds of issue.

Options

The following options to subscribe for ordinary fully paid shares are outstanding as at balance date:

	Number
Options exercisable at 20 cents each on or before 31 December 2010	24,230,125

Part 18 – Segment Information

The Company is the owner of the Neptune Dry Underwater Welding System, a technology that allows permanent in-situ weld repairs to be carried out underwater. Commercialisation of the technology is proceeding following the Company's listing on ASX in April 2004. However, at 30 June 2004 no sales had been recorded by the Company, and activities had largely been confined to Australia.

Part 19 – Subsequent Events

Since 30 June 2004, 2,500,000 options exercisable at 25 cents each on or before 30 June 2006 were issued to directors. Shareholder approval was obtained for the issue on 26 July 2004 and the options were granted for nil consideration. The financial effects of this transaction have not been brought to account in the financial statements for the period ended 30 June 2004.

Part 20 – Impact of adopting Australian equivalents to International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the Company must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board (AASB). The Company, in conjunction with its auditors, is assessing those accounting policies and key areas that are likely to be impacted by the transition to IFRS.

Major changes identified to date that will be required to the Group's existing accounting policies as a result of the transition include the following:

Taxation

Under the Australian equivalent to IAS 12 *Income Taxes*, a "statement of financial position approach" will be adopted for calculating taxation, replacing the "statement of financial performance approach". This method recognizes deferred tax balances for all temporary differences arising between the carrying value of an asset or liability and its tax base. Whilst there may be enhanced disclosure of the composition of the deferred tax assets and liabilities, it is not expected that there will be any significant impact in terms of the statements of financial position or performance.

Equity-based compensation benefits

The Company currently does not recognize an expense for options issued to directors and employees. Under AASB 2 *Share Based Payments*, the Company will be required to recognize an expense for all share based remuneration, including options, and will amortise those expenses over the relevant vesting periods.

Intangible Assets - goodwill

Under the Australian equivalent to IFRS 3 *Business Combinations*, amortisation of goodwill will be prohibited, and will be replaced by annual impairment testing focusing on the cash flows of the related cash-generating unit. This will result in a change to the current accounting policy, under which goodwill is amortised on a straight-line basis over the period during which the benefits are expected to arise and not exceeding 20 years. with annual review of balances to determine the appropriateness of the carrying values.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to IFRS, as not all standards have been analysed yet, and some decisions have not yet been made where choices of accounting policies are available.

Part 21 – Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	
The accounts are in the process of being audited or subject to review	✓	The accounts have not yet been audited or reviewed	

If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:
Not applicable
If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:
Not applicable

NEPTUNE MARINE

NEPTUNE MARINE SERVICES LIMITED

ABN 15 105 665 843

2004 FINANCIAL REPORT

FOR THE PERIOD FROM INCORPORATION
ON 24 JULY 2003 TO 30 JUNE 2004

CORPORATE DIRECTORY

Directors

Mr Clive Langley - Managing Director
Mr Andrew Harrison - Executive Director
Ms Cathryn Curtin - Non-Executive Director

Company Secretary

Mr Kim Hogg

Principal Office

Level 1, 256 St George's Terrace
Perth Western Australia 6000

Telephone: 61 8 9226 5722
Facsimile: 61 8 9226 0354

Registered Office

219-221 York St
Subiaco Western Australia 6008

Telephone: 61 8 9382 1311
Facsimile: 61 8 9382 1322

Auditors

Stanton Partners
Level 1
1 Havelock Street
West Perth Western Australia 6005

Solicitors

Blakiston & Crabb
1202 Hay Street
West Perth Western Australia 6005

Share Registry

Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000

Telephone: 61 8 9323 2000
Facsimile: 61 8 9323 2033

Stock Exchange

Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
Perth Western Australia 6000

ASX Code: NMS

NEPTUNE MARINE

CONTENTS

20 September 2004

Dear Shareholder

I am pleased to reflect on our activities since the Company's admission to the official list of the ASX on 8th April 2004. The past 5 months have been a very exciting phase for the further commercialisation of the Neptune Dry Weld Technology.

The Company has continued its drive to penetrate the potentially lucrative domestic and international sub-sea markets, and I am confident of continued success in this area.

The year ahead is based on developing business in Australia based on the Neptune Dry Weld Technology, along with making major steps towards licensing the use of the technology overseas, particularly in Europe and the US.

Sales and Marketing

While at balance date there had been no revenues recorded, the project involving the Cullen Bay Marina in Darwin, announced during July 2004 has been successfully completed. Revenues generated from the project were above our expectations, which resulted in stronger than planned profit contribution. We have continued to focus on the development of the sales pipeline in Australia.

The sales effort is directed toward shipping, port and infrastructure, oil and gas, and defence markets in Australia. This is underpinned by the development of an interactive CD, brochure, and new website which when completed will be used to generate opportunities in these customer segments.

Internationally we are enjoying significant interest ahead of our expectation, particularly in Europe, based on shipping and support services to the North Sea. We are also in preliminary discussions with potential partners in the US and the Middle East, who have an interest in our technology. This international interest places us well ahead of our original plan regarding overseas market expansion.

Financials

Our medium term objective of developing business in Australia using the Neptune Dry Weld Technology has been boosted significantly by the successful completion of the Cullen Bay Project. As mentioned earlier the financial result from this project was better than our expectation. This project in part contributed to the cash flow required to support the strategic imperative of global licensing, and provided a solid start to the 2004/05 financial year.

Expenses during the year have been substantially in line with expectations, and have largely related to the preparation and ASX listing in April of this year, and the subsequent setup of operations. It is anticipated that the current level of administrative expenses will continue at approximately existing levels, with a larger focus on sales and marketing to develop business in Australia using the technology, along with overseas licensing initiatives.

Neptune Technology

The Neptune Dry Weld Technology continues to be developed and refined to increase the breadth of applications, and operational efficiencies. To this end we are pleased with the progress we have made and are looking to undertake technical trials with a commercial partner in more complex environments, particularly deep water pipe applications. We have continued our strong focus on approvals from major Class Societies, and as announced recently expect the grant of a further approval shortly.

I believe that Neptune is in the enviable position of having a unique technology (with patents pending) that provides substantial economic benefits to a global marketplace, and I look forward to your continued support of our endeavors.

Clive Langley
Managing Director

The directors present their report together with the financial report of Neptune Marine Services Limited ("the Company") for the period from incorporation on 24 July 2003 to 30 June 2004 (**"Period"**) and the auditors' report thereon.

Directors

The directors of the Company at any time during the Period are:

Mr Clive Langley
Managing Director - appointed 12 September 2003

Mr Langley is the inventor of the Neptune Marine Dry Underwater Welding Technology. He has thirty years of experience in technically advanced welding projects throughout Australia and the world. He currently serves as the CEO of XLT Industrial Training Pty Ltd, a metals/mining/construction training company. His experience includes work in the light, medium and heavy engineering sectors, oil and gas (onshore and offshore), petrochemical, power generation, mining (in the UK, Australia and South East Asia) and in defence, namely on the Collins Class submarines and ANZAC Frigates.

Mr Andrew Harrison
Executive Director - appointed 8 October 2003

Mr Harrison has significant experience in the industrial services sector. He has held senior positions in a number of leading organisations including Brambles Industries Limited, and has played leading roles in strategy, business development and customer negotiation across a number of sectors, along with significant profit centre management experience. Most recently he has worked as a management consultant for Chubb Australasia, and been CEO of a Melbourne based marketing and advertising consultancy.

Mr Harrison holds a Bachelor of Commerce (Honours) in Marketing and Commercial Law from Curtin University in Western Australia, and is also a Member of the Australian Institute of Company Directors.

Mr Harrison will be retiring by rotation and seeking re-election by shareholders at the 2004 Annual General Meeting.

Ms Cathryn Curtin
Non-Executive Director - appointed 25 November 2003

Ms Curtin has held senior positions within both the private and government sectors. She has instigated reviews to ensure effective corporate governance and overseen the development of numerous initiatives to develop ethical policies that provide assurance of high agency standards. As a director within a large public agency she was responsible for over 90 sites ensuring that accountability and financial structures were in place to effectively report on performance. Ms Curtin has exceptional understanding of a broad range of organisational requirements. She has held director level positions in Audit and Review, Ministerial Liaison and Communications and Public Relations. Ms Curtin runs her own successful private consultancy business and provides services to the mining, industrial and government sectors.

Ms Curtin holds an Education and Psychology degree, is a registered psychologist and has recently completed her MBA.

Ms Curtin will be retiring by rotation and seeking re-election by shareholders at the 2004 Annual General Meeting.

Mr Vincent de Villers
Former Director - appointed 24 July 2003; resigned 24 October 2003

Mr Robert Roget
Former Director - appointed 24 July 2003; resigned 24 October 2003

Mr Blair Sergeant
Former Director - appointed 24 July 2003; resigned 24 October 2003

Mr Raymond Farrier
Former Chairman - appointed 24 October 2003; resigned 17 May 2004

Directors' Meetings

The number of directors' meetings and the number of meetings attended by each of the directors of the Company during the Period are:

	Board Meetings	
Director	Held while Director	Attended
Mr C Langley	8	8
Mr A Harrison	7	7
Ms C Curtin	5	5
Mr V de Villers	4	4
Mr R Farrier	5	3
Mr R Roget	4	3
Mr B Sergeant	4	4

There is presently no audit committee as all audit issues are addressed by the full board.

Principal Activity

The principal activity of the Company during the Period was the development and marketing of the Neptune Marine Dry Underwater Welding technology.

Results

The Company incurred a loss of $492,170 after income tax for the Period.

Review of Operations

Since incorporation on 24 July 2003 the Company has raised capital pursuant to a prospectus (refer Note 15) and was admitted to the Official List of the Australian Stock Exchange on 8 April 2004.

Since its listing on ASX, the Company has continued to advance certain sales leads for the use of its "Dry Underwater Welding Technology" culminating in the announcement in July 2004 of the securing of a contract involving this technology in Cullen Bay Lock in Darwin. Further details of the Company's operations are set out in the Managing Director's Review.

Dividends

No dividend has been declared or paid by the Company to the date of this report.

State of Affairs

Significant changes in the state of affairs of the Company during the Period were:

(i) the Company was incorporated on 24 July 2003;
(ii) on 1 August 2003 the Company issued 4,500,000 ordinary shares to raise seed capital of $450;
(iii) on 12 September 2003 the Company issued 2,525,000 ordinary shares to raise seed capital of $152,000;
(iv) on 8 October 2003 the Company issued 1,225,000 ordinary shares to raise seed capital of $98,000;
(v) on 24 October 2003 the Company issued 1,500,000 ordinary shares to raise seed capital of $120,000;
(vi) on 18 November 2003 the Company issued 200,000 ordinary shares to raise seed capital of $16,000;
(vii) on 28 January 2004 the Company issued 7,500,000 ordinary shares to raise seed capital of $750;
(viii) on 8 April 2004 the Company successfully completed a capital raising of $2,352,050 by the issue of 11,760,250 shares at 20 cents each; and
(ix) on 8 April 2004 the Company was admitted to the Official List of Australian Stock Exchange Limited.

Events Subsequent to Balance Date

Other than as noted in the financial statements, there has not arisen in the interval between the end of the Period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors to affect significantly the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.

Likely Developments

The Company will continue to pursue its main objective of commercialising the use of its "Dry Underwater Welding Technology".

Further information about likely developments in the operations of the Company and the expected results of those operations in future financial years have not been included in this report because disclosure of such information would likely result in unreasonable prejudice to the Company.

Environmental Regulations

The Company's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. However, the Board believes that the Company has adequate systems in place for the management of its environmental regulations and is not aware of any breach of those environmental requirements as they apply to the Company.

Directors' and Senior Executives' Remuneration

The Board as a whole is responsible for considering remuneration policies and packages applicable both to Board members and senior executives of the Company. Broadly, the Company's remuneration policy is to ensure that any remuneration package properly reflects the person's duties and responsibilities and that it is competitive in attracting, retaining and motivating people of the highest quality.

Details of the nature and amount of each major element of the remuneration of each Director of the Company are:

	Base remuneration (salary & fees) $	Superannuation contributions $	Termination and Retirement benefits[1] $	Total[2] $
Directors				
Executive				
Mr A Harrison	20,833	1,875	-	22,708
Mr C Langley	20,833	1,875	-	22,708
Non-executive				
Ms C Curtin	5,208	469	-	5,677
Mr R Farrier	4,970	447	50,000	55,417

1. During the Period, Mr Farrier received a $50,000 termination payment.

2. The remuneration amounts disclosed in note 21 differ from those in this table due to differences in definitions of remuneration between the Corporations Act 2001, and AASB 1046 *Director and Executive Disclosures by Disclosing Entities*.

No securities were issued to directors of the Company during the Period as remuneration. The Company currently has no executive officers concerned in, or who take part in, the management of the Company. Messrs de Villers, Sergeant and Roget received no remuneration in their capacity as director whilst in office.

Options granted to directors and senior executives

During or since the end of the Period, the Company granted options for no consideration over unissued ordinary shares in Neptune Marine to the following directors of the Company as part of their remuneration:

	Number of options granted	Exercise price	Expiry date
Directors			
Mr A Harrison[1]	2,000,000	25 cents	30 June 2006
Ms C Curtin[1]	500,000	25 cents	30 June 2006

- Shareholder approval was obtained on 26 July 2004 for the issue of 2,500,000 options exercisable at 25 cents each on or before 30 June 2006, to directors. These options were granted for nil consideration and are in addition to the remuneration packages payable by the Company. The value of these options was estimated as 2.939 cents per option using the Black-Scholes model of attributing a theoretical value to those options. This amount will be recognised as an expense in next year's statement of financial performance when the options are vested with the Directors.

- In determining the value of 2.939 cents per option, the following parameters were used:
  - the exercise price of the Options is 25 cents;
  - the last expiry date is 30 June 2006, however the Options vest on date of grant;
  - the valuation date is 3 June 2004 for the purposes of setting the current market value of a fully paid share in Neptune;
  - the last sale price of a fully paid share as at 3 June 2004 is 16.5 cents;
  - the risk free interest rate is the 10 year bond rate of 5.885%; and
  - the volatility factor is set at 50% based on the history of share trading in fully paid Neptune shares on ASX since listing.

Options

Grants of options

During or since the end of the Period, the Company granted the following options over unissued ordinary shares:

Expiry Date	Exercise Price	Number of Options
30 June 2006	25 cents	2,500,000
31 December 2010	20 cents	24,230,125

All these options were granted for nil consideration. None of the options have lapsed.

Shares issued on exercise of options

During or since the end of the Period, the Company issued ordinary shares as a result of the exercise of options as follows:

Number of shares	Amount paid on each share
5,000	20 cents

There were no amounts unpaid on the shares issued.

Unissued shares under option

At the date of this report, unissued ordinary shares of the Company under option are:

Expiry Date	Exercise Price	Number of Options
30 June 2006	25 cents	2,500,000
31 December 2010	20 cents	24,225,125

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

Directors' Interests

The relevant interest of each director in the shares and options issued by the Company at the date of this report is as follows:

Director	Shares	Options
Mr C Langley*	8,400,000	-
Mr A Harrison	-	2,000,000
Ms C Curtin	-	500,000

*Mr Langley was issued 1,000,000 ordinary shares at a deemed issue price of $0.03 per share in consideration for certain intellectual property purchased by the Company, pursuant to a Deed of Assignment of Intellectual Property dated 12 September 2003 and shareholder approval obtained in September 2003.

Indemnification and Insurance of Officers

Indemnification

The Company has agreed to indemnify the current directors of the Company against all liabilities to another person (other than the Company or a related body corporate) that may arise from their position as directors of the Company, except where the liability arises out of conduct involving a lack of good faith.

The agreement stipulates that the Company will meet to the maximum extent permitted by law, the full amount of any such liabilities, including costs and expenses.

Insurance Premiums

As at the date of this report no director and officer liability insurance policies have been entered into.

Dated at Perth, Western Australia this 20th day of September 2004.

Signed in accordance with a resolution of the directors:

Clive Langley
Managing Director

This statement summarises the corporate governance practices adopted by the Board. Neptune's objective is to achieve best practice in corporate governance, and the Company's officers and employees are committed to achieving this objective.

In addition to the information contained in this statement, the Company's website at www.neptuneunderwaterwelding.com.au contains details of its corporate governance procedures and practices.

ASX Best Practice Recommendations

The ASX Listing Rules require listed companies to include in their Annual Report a statement disclosing the extent to which they have complied with the ASX Best Practice Recommendations in the reporting period. The recommendations are not prescriptive and if a company considers that a recommendation is inappropriate having regard to its particular circumstances, the company has the flexibility not to adopt it. Where the Company considered it was not appropriate to presently comply with a particular recommendation the reasons are set out in the latter part of this statement.

Board of Directors

Role of the Board

The Board's primary responsibility is to oversee the Company's business activities and management for the benefit of shareholders by:

1. setting objectives, goals and strategic direction with management with a view to maximising shareholder value;
2. overseeing the financial position and monitoring the business and affairs of the Company;
3. establishing corporate governance, ethical, environmental and health and safety standards;
4. ensuring significant business risks are identified and appropriately managed; and
5. ensuring the composition of the Board is appropriate, selecting directors for appointment to the Board and reviewing the performance of the Board and the contributions of individual directors.

The Board has delegated responsibilities and authorities to management to enable management to conduct the Company's day to day activities. Matters which are not covered by these delegations, such as approvals which exceed certain limits, require Board approval.

Board composition

The Board comprises three Directors including two executive Directors.

The Directors are subject to election by shareholders. All Directors, apart from the Managing Director, are subject to reelection by rotation within every three years. The Company's Constitution provides that one-third of the Directors retire by rotation at each AGM. Those Directors who are retiring may submit themselves for re-election by shareholders, including any Director appointed to fill a casual vacancy since the date of the previous AGM. The composition of the Board is reviewed at least annually to ensure the balance of skills and experience is appropriate. The Directors have a broad range of qualifications, experience and expertise in the marine industry. The skills, experience and expertise of Directors are set out in the Directors' Report.

The names of the Directors in office at the date of this Report, the year they were first appointed, their status as non-executive, executive or independent Directors, whether they are retiring by rotation and seeking re-election by shareholders at the 2004 AGM, are set out in the Directors' Report.

Independent professional advice

The Board has adopted a formal policy on access to independent professional advice which provides that Directors are entitled to seek independent professional advice for the purposes of the proper performance of their duties. The advice is at the Company's expense and advice so obtained is to be made available to all Directors.

Meetings

The Board held 8 scheduled meetings during the reporting period and no unscheduled meetings were held during that period. Senior management, attended and made presentations at the Board Meetings as considered appropriate and, were available for questioning by Directors.

Board committees

The Board has not formally constituted an audit committee. The entire board currently undertakes the duties of an audit committee which includes:

- supervising the engagement of the external auditor and monitoring their performance;
- reviewing the effectiveness of management information and other systems of internal control;
- reviewing all areas of significant financial risk and arrangements in place to contain those to acceptable levels;
- reviewing significant transactions that are not a normal part of the Company's business;
- reviewing the year-end and interim financial information and ASX reporting statements;
- monitoring the internal controls and accounting compliance with the Corporations Act, ASX Listing Rules, external audit reports and ensure prompt remedial action where required; and
- reviewing the Company's financial statements and accounting procedures.

The Company's auditor is invited to attend the annual general meeting and the Company supports the principle of the auditor being available to answer questions on the conduct of the audit and the content of the audit report.

The Board has not formally constituted a nomination committee or remuneration committee. The whole Board conducts the functions of a nomination committee and remuneration committee.

Evaluation of Board performance

During the reporting period an evaluation of the Board and key executive was carried out on an informal basis. As the activities of the Company develop, it will establish more formal evaluation procedures, including quantitative measures of performance.

Remuneration policies

Executive Directors and key executives are remunerated by way of a salary or consultancy fees, commensurate with their required level of services. Non-executive Directors receive a fixed monthly fee for their services. Non-executive Directors' fees are capped at $100,000 per annum.

Attendance at Board and Committee meetings

The attendance of Directors at Board meetings during the Period is detailed in the Directors' Report.

Managing business risks and internal control framework

The Board acknowledges that it is responsible for the overall internal control framework, but recognises that no cost effective internal control system will preclude all errors and irregularities. To assist in discharging this responsibility the Board has instigated an internal control framework that includes the following:

- Financial reporting - there is a comprehensive budgeting and forecasting system with updates provided to the Board at each Board meeting. Periodic reports are provided to the Board. Quarterly, half yearly and annual reports are prepared in accordance with the Corporations Act and ASX Listing Rules.
- The Managing Director and the Company Secretary are required to confirm in writing that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results are in accordance with relevant accounting standards.
- The Company has written policies covering health, safety and the environment.

Ethical standards

The Board is committed to promoting the practice of high ethical standards. All directors and employees are expected to act with the utmost integrity and objectivity striving at all times to enhance the reputation and performance of the Company, in the following areas:

- professional conduct;
- dealings with suppliers, advisers and regulators;
- dealings with the community; and
- dealings with other employees.

Trading in the Company's securities by directors and employees

The Board has adopted a policy in relation to dealings in the securities of the Company which applies to all Directors and employees. Under the policy, Directors are prohibited from short term trading in the Company's securities whilst in possession of price sensitive information. The Managing Director (or in the case of the Managing Director, another director) must be notified of any proposed transaction and must give clearance for the transaction to proceed.

Privacy

The Company has resolved to comply with the National Privacy Principles contained in the Privacy Act 1988, to the extent required for a company the size and nature of Neptune Marine Services Limited.

Information disclosure

The Board is committed to the promotion of investor confidence by ensuring that trading in the Company's securities takes place in an efficient, competitive and informed market. In accordance with the continuous disclosure requirements under the ASX Listing Rules, the Company has procedures in place to ensure that all price sensitive information is identified, reviewed by management and disclosed to the ASX in a timely manner and that all information provided to the ASX is immediately available to shareholders and the market on the Company's website.

Analysts and press briefings are conducted following the release of half-year results, full-year results and major announcements and, from time to time, briefings with major shareholders are conducted in order to promote a better understanding of the Company. In conducting briefings, the Company takes care to ensure that any price sensitive information included in the content of briefings has already been made available to all shareholders and the market.

Shareholders

The Board aims to ensure that shareholders are kept informed of all major developments affecting the Company. Information is communicated to shareholders through:

(i) continuous disclosure in the form of public announcements on ASX;
(ii) annual and quarterly reports to shareholders;
(iii) investor briefings;
(iv) the meeting Chairman's address delivered at the Annual General Meeting; and
(v) notices of all meetings of shareholders and explanatory notes of proposed resolutions.

In addition, information for shareholders is available on Neptune's website: www.neptuneunderwaterwelding.com.au, including recent announcements, presentations, past and current reports to shareholders, biographical information on Directors and information relating to operations.

Shareholders are encouraged at annual general meetings to ask questions of Directors and senior management and also the Company's external auditors, who are required to be in attendance.

Retirement benefits for non-executive directors

The Company does not have any scheme relating to retirement benefits for non-executive Directors.

ASX Guidelines on Corporate Governance

Pursuant to ASX Listing Rule 4.10.3 the Company must provide a statement disclosing the extent to which the ASX best practice recommendations have been not been followed in the reporting period. The Company sets out below an explanation of the areas where Neptune does not presently comply with ASX best practice recommendations.

Composition of the Board

A majority of the Board of directors is not comprised of independent directors under the ASX definition of independence, as set out in Box 2.1 of the ASX Corporate Governance Council Best Practice Recommendations. The Company is in its early stages of development and does not consider it appropriate nor cost effective to adopt this recommendation. The Board however intends to review its corporate governance policies on a regular basis, including the level of independent directors, as the Company develops and progresses to ensure it continues to maintain effective corporate governance structures.

Each individual member of the Board is satisfied that whilst the Company may not currently comply with best practice recommendation 2.1, the Board always acts with independence and in accordance with the Statement of Corporate Governance.

Website

The ASX guidelines also prescribe that the Company should maintain a dedicated corporate governance information section on its website. Such a dedicated information section is not presently available on the Company's website, although the annual financial report will be posted to the website and the Statement of Corporate Governance can be viewed there.

Board committees

The Company does not presently have a separate audit, nomination or remuneration committee as required by best practice recommendations 4.2, 2.4 and 9.2, respectively. The Company is in its early stages of development and as such, the entire Board conducts the function of such committees. The duties of such committees have been considered and adopted by the Board. The board invites persons with relevant industry and financial experience when required to carry out the functions of such committees.

STATEMENT OF FINANCIAL PERFORMANCE

FOR THE PERIOD SINCE INCORPORATION ON 24 JULY 2003 TO 30 JUNE 2004

	Note	2004 $
Total revenue from ordinary activities	2	38,498
Write-down of intangible assets		(99,986)
Salaries and wages		(98,386)
Consulting fees		(148,080)
Marketing expenditure		(38,086)
Other expenses from ordinary activities		(146,130)
Loss from ordinary activities before related income tax benefit		(492,170)
Income tax benefit relating to ordinary activities	5	-
Net loss for the period		(492,170)
Basic loss per share (cents)	6	(3.50)

The Company's potential ordinary shares are not considered dilutive and accordingly the basic loss per share is the same as diluted loss per share.

The statement of financial performance is to be read in conjunction with the accompanying notes.

NEPTUNE MARINE

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2004

	Note	30 June 2004 $
CURRENT ASSETS		
Cash assets	7	1,983,188
Receivables	8	14,707
Other	9	14,242
Total Current Assets		2,012,137
NON CURRENT ASSETS		
Property, plant and equipment	10	40,326
Intangible assets	11	-
Other	12	-
Total Non Current Assets		40,326
TOTAL ASSETS		2,052,463
CURRENT LIABILITIES		
Payables	13	44,071
Provisions	14	3,807
Total Current Liabilities		47,878
NET ASSETS		2,004,585
EQUITY		
Contributed equity	15	2,496,755
Accumulated losses	16	(492,170)
TOTAL EQUITY		2,004,585

The statement of financial position is to be read in conjunction with the accompanying notes.

NEPTUNE MARINE

STATEMENT OF CASH FLOWS

FOR THE PERIOD SINCE INCORPORATION ON 24 JULY 2003 TO 30 JUNE 2004

	Note	2004 $
Cash flows from operating activities		
Cash payments in the course of operations		(405,976)
Interest received		36,855
Net cash used in operating activities	22	(369,121)
Cash flows from investing activities		
Payments for plant and equipment		(44,460)
Payments for intellectual property rights		(60,000)
Payments for research and development		(39,986)
Net cash used in investing activities		(144,446)
Cash flows from financing activities		
Proceeds from the issue of shares and options	15	2,723,451
Share issue costs		(226,696)
Net cash provided by financing activities		2,496,755
Net increase in cash held		1,983,188
Cash at the beginning of the financial period		-
Cash at the end of the financial period	7	**1,983,188**

The statement of cash flows is to be read in conjunction with the accompanying notes.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

(b) Revenue recognition

Interest income

Interest income is recognised as it accrues.

(c) Income tax

The Company adopts the income statement liability method of tax effect accounting.

Income tax expense is calculated on operating loss adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

(d) Acquisition of assets

All assets acquired including plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued as consideration, their market price at the date of acquisition is used as fair value, except where the notional price at which they could be placed in the market is a better indication of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

(e) Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated depreciation and amortisation. All assets are depreciated over their estimated useful lives on a reducing balance basis, except for leasehold improvements which are amortised on a straight line basis over the period of the lease.

The expected useful lives are as follows:

Computer equipment	1 to 3 years
Plant and furniture	5 to 10 years
Leasehold improvements	3 years

(f) Receivables

Trade accounts receivable, amounts due from related parties and other receivables represent the principal amounts due at balance date plus accrued interest less, where applicable, any unearned income and provision for doubtful accounts.

(g) Research and development

Costs incurred on research and development projects are deferred to future periods to the extent that they are expected beyond any reasonable doubt to be recoverable. Deferred costs are amortised from the commencement of commercial production of the product to which they relate on a straight -line basis over the period of the expected benefit that is expected to be five years.

(h) Patents and Trademarks

Significant costs associated with patents and trademarks are deferred and amortised on a straight-line basis over the periods of their expected benefit, which is expected to be five years.

(i) Development Costs and Intellectual Property

Costs incurred on development of the intellectual property are capitalised to the extent that they are expected beyond any reasonable doubt to be recoverable. Deferred costs are amortised from the commencement of commercial operations on a straight-line basis over a maximum period of five years. The unamortised balance is reviewed at least annually and where the balance exceeds the value of expected benefits, the difference is charged to the statement of financial performance.

(j) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company. Trade accounts payable are normally settled within 60 days.

(k) Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost basis, are reviewed to determine whether they are in excess of recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

(l) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(m) Adoption of International Accounting Standards

The Financial Reporting Council ("FRC") announced in July 2002 that Australia would adopt International Financial Reporting Standards ("IFRS"), formerly known as International Accounting Standards, for financial years beginning on or after 1 January 2005. The adoption of IFRS will be reflected in Neptune Marine's financial report for the year ended 30 June 2006.

(m) Adoption of International Accounting Standards (cont'd)

The transition to IFRS is not expected to have a material impact on Neptune Marine's Statement of Financial Position and reported results, however it is not possible to quantify the impact at this time. The Company is working to establish an implementation program to manage the convergence to IFRS.

(n) Comparatives

The Company was incorporated on 24 July 2003. These financial statements are for the period from incorporation to 30 June 2004 and consequently no comparatives are necessary.

	2004 $
2. REVENUE FROM ORDINARY ACTIVITIES	
Interest revenue	38,498
Total revenue from ordinary activities	38,498
3. AUDITORS' REMUNERATION	
Auditing the accounts	5,000
Other services	3,485
	8,485
4. LOSS BEFORE INCOME TAX	
Loss from ordinary activities before income tax credit has been arrived at after charging the following items:	
Write down of intangible assets	99,986
Amortisation of leasehold improvements	230
Depreciation of plant and equipment	3,904
Operating lease rental expense	7,008
5. TAXATION	
Income tax benefit	
Prima facie income tax credit calculated at 30% on the loss from ordinary activities	(147,651)
Decrease in income tax credit due to:	
Amortisation of intangibles	29,996
Sundry items	2,264
Future income tax benefit not brought to account	115,391
Income tax credit	-

The potential future income tax benefit will only be obtained if:

- the Company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised;
- the Company continues to comply with the conditions for deductibility imposed by the law; and
- no changes in tax legislation adversely affect the Company in realising the benefit.

6. EARNINGS PER SHARE

	2004 Number
Weighted average number of ordinary shares used as the denominator	
Number for basic earnings per share	
Ordinary shares	14,061,370

Diluted earnings per share do not show an inferior view of the earnings performance of the Company than is shown by earnings per share and is not disclosed for this reason.

	30 June 2004 $
7. CASH ASSETS	
Cash at bank	90,636
Bank short term deposits	1,892,552
	1,983,188
8. RECEIVABLES	
Interest receivable	1,643
Other debtors	13,064
	14,707
9. OTHER CURRENT ASSETS	
Prepayments	14,242
10. PROPERTY, PLANT AND EQUIPMENT	
Office furniture and equipment, at cost	34,121
Less: Accumulated depreciation	(2,856)
	31,265
Plant and equipment, at cost	4,439
Less: Accumulated depreciation	(1,048)
	3,391
Leasehold improvements, at cost	5,900
Less: Accumulated amortisation	(230)
	5,670
Total property, plant and equipment	40,326

	30 June 2004 $
10. PROPERTY, PLANT AND EQUIPMENT (continued)	
Reconciliations	
Reconciliations of the carrying amounts for each class of plant and equipment are set out below:	
Office furniture and equipment	
Balance at beginning of period	-
Additions	34,121
Depreciation	(2,856)
Balance at end of period	31,265
Plant and equipment	
Balance at beginning of period	-
Additions	4,439
Depreciation	(1,048)
Balance at end of period	3,391
Leasehold improvements	
Balance at beginning of period	-
Additions	5,900
Amortisation	(230)
Balance at end of period	5,670
11. INTANGIBLES	
Intellectual property, at cost	30,000
Less Amount written down	(30,000)
	-
Patents, at cost	30,000
Less Amount written down	(30,000)
	-
12. OTHER NON-CURRENT ASSETS	
Research and development costs	39,986
Less Amount written down	(39,986)
	-
13. PAYABLES	
Trade creditors and accrued expenses	44,071
	44,071
14. PROVISIONS	
Employee entitlement provision	3,807
	3,807

		30 June 2004 $
15. CONTRIBUTED EQUITY		
Issued and paid-up capital		
29,210,251 fully paid ordinary shares		2,496,755
Ordinary Shares		
Movements during the period		
Balance at beginning of period		-
Shares issued upon incorporation	(i)	1
Shares issued to promoters	(ii)	450
Shares issued for the purchase of intellectual property	(iii)	30,000
Shares issued to seed investors	(iv)	122,000
Shares issued to seed investors	(v)	98,000
Shares issued to seed investors	(vi)	120,000
Shares issued to seed investors	(vii)	200
Shares issued to promoters	(viii)	750
Shares issued pursuant to a prospectus	(ix)	2,352,050
Capital raising costs	(x)	(226,696)
		2,496,755

Notes

(i) One share was issued for $1.00 on the incorporation of the Company on 24 July 2003;

(ii) 4,500,000 shares were issued to promoters on 1 August 2003 at $0.0001 each;

(iii) 1,000,000 shares were issued for the purchase of certain intellectual property assets on 12 September 2003 at $0.03 each;

(iv) 1,525,000 shares were issued to seed investors on 6 October 2003 at $0.08 each;

(v) 1,225,000 shares were issued to seed investors on 8 October 2003 at $0.08 each;

(vi) 1,500,000 shares were issued to seed investors on 24 October 2003 at $0.08 each;

(vii) 200,000 shares were issued to seed investors on 17 November 2003 at $0.001 each;

(viii) 7,500,000 shares were issued to promoters on 28 January 2004 at $0.0001 each;

(ix) 11,760,250 shares were issued via a public offering at 20 cents each on 8 April 2004; and

(x) the costs associated with the Company's Prospectus and capital raising of $226,696 have been recognised as a reduction of the proceeds of the issue.

Options

The following options to subscribe for ordinary fully paid shares are outstanding as at balance date:

	Number
Options exercisable at 20 cents each on or before 31 December 2010	24,230,125

The following options to subscribe for ordinary fully paid shares were granted during the Period:

- 24,230,125 options exercisable at 20 cents each on or before 31 December 2010.

All these options were granted for nil consideration. None of the options have lapsed.

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

	30 June 2004
	$
16. ACCUMULATED LOSSES	
Accumulated losses at the beginning of the period	-
Loss for the period	(492,170)
Accumulated losses at the end of the period	**(492,170)**

17. SEGMENT REPORTING

The Company is the owner of the Neptune Dry Underwater Welding System, a technology with patents pending that allows permanent in-situ weld repairs to be carried out underwater. Commercialisation of the technology is proceeding following the Company's listing on ASX in April 2004. However, at 30 June 2004 no sales had been recorded by the Company.

18. FINANCIAL INSTRUMENTS DISCLOSURE

- **Interest rate risk**

The Company held its cash reserves on deposit and in cheque accounts during the financial period, which earned interest at rates ranging between 0% and 5.3%, depending on account balances.

All other financial assets and liabilities are non-interest bearing.

- **Credit risk exposures**

Credit risk represents the loss that would be recognised if counterparties fail to perform as contracted.

The credit risk on financial assets of the Company that have been recognised in the statement of financial position is the carrying amount of those financial assets, net of any provision for doubtful debts. As at 30 June 2004, there were no trade debtors.

- **Net fair values of financial assets and liabilities**

The financial assets and liabilities included in assets and liabilities in the statement of financial position are carried at amounts that approximate net fair values.

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	2004	
	Carrying amount $	Net fair value $
Financial assets		
Cash assets	1,983,188	1,983,188
Receivables	14,707	14,707
Total financial assets	1,997,895	1,997,895
Financial liabilities		
Payables	44,071	44,071
Employee benefits	3,807	3,807
Total financial liabilities	47,878	47,878
Net financial assets	**1,950,017**	**1,950,017**

19. COMMITMENTS

Operating lease commitments

Future operating lease rentals not provided for in the financial statements and payable:

	2004 $
Not later than one year	35,039
Later than one year but not later than five years	-
	35,039

Management contracts

The Company has entered into a consultancy agreement with a third party to provide corporate advisory and other similar services for an annual fee of $75,000. At 30 June 2004, the unexpired portion of the term of the agreement amounts to $209,375.

The Company has entered into a consultancy agreement with a third party to provide company secretarial and accounting services and provision of registered office for an annual fee of $60,000. At 30 June 2004, the unexpired portion of the term of the agreement amounts to $80,000.

20. EMPLOYEE BENEFITS

Aggregate liability for employee benefits, including on-costs:

Current	
Provisions for employee benefits	3,807

Number of employees	Number
Number of employees at the end of the period	4

Equity-based plans

Employee Share Option Scheme

The Company operates an incentive scheme known as the Neptune Marine Services Limited Employee Option Scheme ("Scheme") approved at the general meeting of shareholders held on 26 July 2004.

The Scheme provides for employees, directors and others involved in the management of the Company to be offered options for no consideration. Each option is convertible to one ordinary share. The exercise price of the options is the highest of: 125% of the market value (as defined) of the Company's shares on the date on which the options are issued; 20 cents; or any greater price determined by the Board. Options issued under the Scheme that have not lapsed may be exercised at any time between 1 and 5 years after the date they were issued. There are no voting or dividend rights attached to the options.

Options may not be offered under the Scheme if the total number of shares which would be issued were each option accepted, together with the number of shares in the same class or options to acquire such shares issued pursuant to all employee or executive share schemes during the previous five years, exceeds 5% of the total number of issued shares in that class as at the date of the offer.

No options have been granted under the Scheme to date.

21. DIRECTOR AND EXECUTIVE DISCLOSURES

Remuneration of specified directors and specified executives by the Company

Executive directors are remunerated by way of salary or consultancy fees, commensurate with the required level of services. Non-executive directors receive a fixed monthly fee for their services. Total remuneration for all non- executive directors, last voted upon by shareholders at a general meeting of shareholders held in September 2003, is not to exceed $100,000 per annum.

The Board has not formally constituted a nomination committee or a remuneration committee. The whole Board conducts the functions of a nomination committee and remuneration committee.

The Company does not have any scheme relating to retirement benefits for non-executive Directors.

Refer to Note 19 for details on the financial impact in future periods resulting from firm commitments arising from non-cancellable contracts for services with specified directors.

The following table provides the details of all directors of the Company ("specified directors") and the nature and amount of the elements of their remuneration for the Period. The Company is in its early stages of development and as such, is yet to appoint any executives ("specified executives") other than directors.

		PRIMARY	POST-EMPLOYMENT	OTHER COMPENSATION	
		Salary and/or fees $	Superannuation benefits $	Termination benefits $	Total $
Specified directors					
Non-executive					
Ms C Curtin	2004	5,208	469	-	5,677
Mr V de Villers	2004	-	-	-	-
Mr R Farrier	2004	4,970	447	50,000	55,417
Mr R Roget	2004	-	-	-	-
Mr B Sergeant	2004	-	-	-	-
Executive					
Mr A Harrison	2004	20,833	1,875	-	22,708
Mr C Langley	2004	20,833	1,875	-	22,708
Total	2004	51,844	4,666	50,000	106,510

Equity instruments

Option holdings

No options over ordinary shares were held directly, indirectly or beneficially by any director or executive during their period as a director or executive in the reporting period.

21. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares held, directly, indirectly or beneficially by each specified director including their personally-related entities, is as follows:

	Held at 24 July 2003	Held at date of appointment	Purchases	Received on exercise of options	Sales	Held at date of resignation	Held at 30 June 2004
Specified directors							
Ms C Curtin	N/A	-	-	-	-	N/A	-
Mr V de Villers	-	N/A	-	-	-	-	N/A
Mr R Farrier	N/A	-	-	-	-	-	N/A
Mr A Harrison	N/A	-	-	-	-	N/A	-
Mr C Langley*	N/A	-	8,500,000	-	(100,000)	N/A	8,400,000
Mr R Roget	1	N/A	2,250,000	-	-	2,250,001	N/A
Mr B Sergeant	-	N/A	-	-	-	-	N/A

*Mr Langley was issued 1,000,000 ordinary shares at a deemed issue price of $0.03 per share in consideration for certain intellectual property purchased by the Company, pursuant to a Deed of Assignment of Intellectual Property dated 12 September 2003 and shareholder approved obtained in September 2003.

Other transactions with the Company

A number of specified directors or their personally-related entities, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

A number of those entities transacted with the Company during the Period. The terms and conditions of those transactions were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to unrelated entities on an arm's length basis.

The aggregate amounts recognised during the year relating to specified directors or their personally-related entities, in the period they were a director, were total expenses of $116,008. Details of the transactions are as follows:

	Transaction	2004 $
Specified directors		
Mr C Langley	Research and development and equipment costs	43,708
Mr A Harrison	Consultancy fees	40,500
Mr V de Villers	Consultancy fees	15,000
Mr R Roget	Consultancy fees	15,000
Mr B Sergeant	Professional fees	1,800

Assets and liabilities arising from the above transaction	30 June 2004 $
Non-current assets	
Plant and equipment	3,810

22. NOTES TO THE STATEMENT OF CASH FLOW

	24 July 2003 to 30 June 2004 $
(a) Reconciliation of cash:	
Cash at the end of the financial period as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:	
Cash at bank	1,983,188
(b) Reconciliation of net cash flows from operating activities to loss after income tax	
Loss after income tax	(492,170)
Add non-cash items:	
Write down of intangible assets and research and development costs	99,986
Sundry	(10,108)
	(402,292)
Changes in assets and liabilities during the Period:	
(Increase) in receivables	(14,707)
Increase in accounts payable	47,878
Net cash used in operating activities	(369,121)

(c) Non-cash financing and investment activities:

On 12 September 2003 the Company issued 1,000,000 ordinary shares at a deemed issue price of $0.03 per share in consideration for certain intellectual property. This acquisition is not reflected in the Statement of Cash Flows.

23. EVENTS SUBSEQUENT TO BALANCE DATE

Since 30 June 2004 2,500,000 options exercisable at 25 cents each on or before 30 June 2006, were issued to directors. Shareholder approval was obtained for the issue on 26 July 2004 and the options were granted for nil consideration.

The financial effect of the above transaction has not been brought to account in the financial statements for the Period. The value of these options was estimated as 2.939 cents per option using the Black-Scholes model to attribute a theoretical value to those options. This amount will be recognised as an expense in next year's statement of financial performance when the options vest with the Directors.

24. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, the Company must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board (AASB).

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP). AASB 1047 'Disclosing the Impacts of Adopting Australian Equivalents to International Financial Reporting Standards' requires financial reports to disclose information about the impact of any changes in accounting policies in the transition period leading up to the adoption date. This standard applies to interim and annual reporting periods from 30 June 2004 and ceasing to operate on the first-time adoption of Australian equivalents to IFRS.

Subsequently the Company has allocated internal resources and in conjunction with its auditors is assessing those accounting policies and key areas that are likely to be impacted by the transition to IFRS. Priority has been given to the consideration of the impact of the Australian equivalents to IFRS and the preparation of a statement of financial position in accordance with those Australian equivalent standards as at 30 June 2004. This will form the basis of accounting for Australia equivalents of IFRS in the future, and is required, when the Company prepares its first financial report, in accordance with IFRS, for the year ended 30 June 2006.

24. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Pursuant to AASB 1047 the Company must provide a statement disclosing the key potential implications of the conversion to IFRS for reporting periods from 1 January 2005. The Company sets out below an explanation of the significant accounting policies which will change and which may impact on future financial reports prepared in accordance with IFRS. These changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

Taxation

Under the Australian equivalent to IAS 12 "Income Taxes", a "balance sheet approach" will be adopted for calculating taxation, replacing the "statement of financial performance approach". This method recognises deferred tax balances for all temporary differences arising between the carrying value of an asset or liability and its tax base. Whilst there will be enhanced disclosure of the composition of the deferred tax assets and liabilities it is not expected that there will be any significant impact in terms of the statements of financial position or performance.

Share based Payments

The Company currently does not recognise an expense for options issued to directors and employees. Under AASB 2 "Share Based Payments", the Company will be required to recognise an expense for all share based remuneration, including options, and will amortise those expenses over the relevant vesting periods.

Intangible Assets

Under the Australian equivalent to IAS 38 "Intangible Assets", intangibles acquired in a business combination and which have finite useful lives must be amortised over their useful lives. Internally generated goodwill, brands and costs related to research activities and item similar in substance may not be recognised as assets. All expenditure on research must be expensed when it is incurred. This will result in a change in the Company's current accounting policy which allows for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond a reasonable doubt. The de-recognition of intangibles that do not qualify for recognition could impact significantly on the Company's equity.

Impairment of Assets

Under the Australian equivalent to IAS 36 "Impairment of Assets", the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the Company's current accounting policy which determines recoverable amount of an asset on the basis of undiscounted cash flows. Under the new policy it is likely that the impairment of assets will be recognised sooner and the amount of write downs will be greater.

DIRECTORS' DECLARATION

In the opinion of the directors of Neptune Marine Services Limited:

(a) the financial statements and notes, set out on pages 11 to 25, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company as at 30 June 2004 and its performance, as represented by the results of its operations and its cash flows, for the period ended on that date; and

(ii) complying with Accounting Standards and the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth, Western Australia this 20th day of September 2004.

Signed in accordance with a resolution of the directors:

Clive Langley
Managing Director

STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188

Facsimile: (08) 9321 1204

Email: australia@stanton.com.au

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF NEPTUNE MARINE SERVICES LIMITED

SCOPE

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cashflows, accompanying notes to the financial statements, and the director's declaration for Neptune Marine Services Limited (the Company), for the period from incorporation on 24 July 2003 to 30 June 2004.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach
We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's financial position, and of its performance as represented by the results of its operations and cash flows.

Registered Proprietor: Stanton Partners Australasia Pty Ltd A.B.N. 60 948 259 529
as trustee for the Stanton Partners Unit Trust

We formed our opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

AUDIT OPINION

In our opinion, the financial report of Neptune Marine Services Limited is in accordance with:

a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the Company's financial position as at 30 June 2004 and of its performance for the period ended on that date; and

   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

STANTON PARTNERS

Stanton Partners

J P Van Dieren
Partner

Perth, Western Australia
21 September 2004

NEPTUNE MARINE

23 February 2005

Companies Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2000

Dear Sir,

INTERIM FINANCIAL REPORT

Please find attached the following documents:

- ASX Appendix 4D – Half-Year Report for the half year ended 31 December 2004; and

- 2004/05 Half-Year Financial Report for the half year ended 31 December 2004.

Yours sincerely,

Kim Hogg
Company Secretary

att.

ACN 105 665 843

189 Hay Street Subiaco WA 6008 ψ PO Box 543 West Perth WA 6872

T: (61-8) 9382 1311 ψ F: (61-8) 9382 1322 ψ E: info@neptuneunderwaterwelding.com.au

www.neptuneunderwaterwelding.com.au

Appendix 4D

Half year Report
to the Australian Stock Exchange

Part 1

Name of Entity	Neptune Marine Services Limited
ABN	76 105 665 843
Half Year Ended	31 December 2004
Previous Corresponding Reporting Period	Not Applicable

Part 2 – Results for Announcement to the Market

	$'000	**Percentage increase/ (decrease) over previous corresponding period**
Revenue from ordinary activities	470	Not Applicable
Loss from ordinary activities after tax attributable to members	(266)	Not Applicable
Net loss attributable to members	(266)	Not Applicable

Dividends (distributions)	**Amount per security**	**Franked amount per security**
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividends (if any)	Not Applicable	

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Refer Part 4 for commentary on the results for the half year.

Part 3 – Contents of ASX Appendix 4D

Part 4 – Commentary on Results

The first six months of the financial year have seen the achievement of exciting milestones in the commercialization of the Neptune Dry Weld Technology.

Financial

The Company earned its first operating revenues during the period totalling $470,000, resulting in a net loss from operating activities of $266,000. Revenue was generated from two projects, in the Northern Territory and locally in Perth, both proving to be technically and financially rewarding.

Cash reserves at the end of the half-year were $1.697 million. When completed, the recently announced private placement to raise $1.56 million will boost the Company's cash reserves and place it in a sound position to fund future growth.

Board and Management Changes

During the period several important Board and Management changes were made, aimed at driving rapid global commercialisation of the revolutionary Neptune underwater dry weld technology.

Mr Andrew Harrison, Executive Director of Neptune Marine Services Limited and a key figure in its April 2004 initial public offering and ASX listing, was appointed to the position of Managing Director. Mr Harrison was also appointed as Managing Director of Neptune Marine Europe ApS, Neptune's wholly owned Danish subsidiary.

Mr Clive Langley, inventor of the Neptune underwater dry weld technology, founder of Neptune Marine Services Limited, and former Managing Director, has taken on the role of Executive Director focusing on technical and engineering management.

Former Business Development Manager with CBI Constructors (part of Chicago Bridge & Iron NV), Mr Andrew Tan, has been appointed to the position of Business Development Manager.

Further appointments are anticipated in the coming months to ensure the Company's human resources are capable of handling Neptune's rapid expansion.

Sales and Marketing

The Company enjoyed success during the period with two key project wins for Cullen Bay Marina, and The Australian Navy. Both projects were completed successfully.

The Company also released a brochure and interactive CD ROM, along with a new more comprehensive website (www.neptuneunderwaterwelding.com.au). As part of its expansion into Asia, Neptune will occupy a booth at the prestigious Asian Shipping and Workboat Expo, on 1-3 March 2005. Attendance at this exhibition coincides with the Company's aggressive sales program in Asia to win business and attract local partners.

Overseas Licensing

During December 2004 the Company incorporated a wholly owned Danish subsidiary "Neptune Marine Europe ApS", as part of the overseas expansion effort. The negotiation of the first licensing agreement in Denmark, announced in September, has taken longer than expected to formalize, but is expected to be completed shortly.

Neptune intends to incorporate a US subsidiary during April 2005 to drive the licensing efforts in that region. It is anticipated a senior executive of the Company will relocate to the US early next financial year to manage expected growth in the northern hemisphere. A number of potential projects in the United States are currently under review, and the Company will also have a presence at the Offshore Technology Conference (OTC) in Houston, USA. OTC is one of the largest Oil and Gas conferences in the world.

A visit to the United Arab Emirates during the period solidified the Company's view of the potential in that region, and discussions with interested parties are expected to continue until a planned market entry in the second quarter of 2006.

Technology

The Company continued to focus on its research and development efforts during the period. A memorandum of understanding signed with HBH Consultants during the period has progressed from the development of a formal Research and Development Plan, to the commencement of the project during February 2005.

A key objective of this Plan is to achieve further approvals for use of the Neptune technology, and to enable completion of work at greater depths than has been formerly possible.

Part 5 – Details Relating to Dividends

Date the dividend is payable	**Not Applicable**
Record date to determine entitlement to the dividend	
Amount per security	
Total dividend	
Amount per security of foreign sourced dividend or distribution	
Details of any dividend reinvestment plans in operation	
The last date for receipt of an election notice for participation in any dividend reinvestment plans	

Part 6 – Net Tangible Assets per Security

	2004	**2003**
Net tangible asset backing per ordinary security	6.0 cents	Not Applicable

Part 7 – Details of Entities Over Which Control has been Gained or Lost

Name of entity (or group of entities)	**Neptune Marine Europe ApS**
Date control gained or lost	**December 2004**
Contribution of the controlled entity (or group of entities) to the profit/(loss) from ordinary activities during the period, from the date of gaining or losing control	**($688)**
Profit (loss) from ordinary activities of the controlled entity (or group of entities) for the whole of the previous corresponding period	**Not Applicable – the controlled entity was freshly incorporated during the current half-year.**
Contribution to consolidated profit/(loss) from ordinary activities from sale of interest leading to loss of control	**Not Applicable**

Part 8 – Details of Associates and Joint Venture Entities

	Ownership Interest		Contribution to net profit/(loss)	
	2003 %	2002 %	2003 $A'000	2002 $A'000
Name of entity	**N/A**	**N/A**	**N/A**	**N/A**
Associates				
Joint Venture Entities				
Aggregate Share of Losses				

Part 9 – Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	✓
The accounts are in the process of being audited or subject to review		The accounts have not yet been audited or reviewed	

If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification:
Not applicable
If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification:
Not applicable

NEPTUNE
MARINE

2005 OCT -5 P 12:27

RELEASE FROM ESCROW

ANNOUNCEMENT **12 OCTOBER 2004**

The Company advises that the following fully paid ordinary shares are due to be released from escrow.

ASX Restriction Expiry Date	Number of Shares
24 October 2004	900,000

The Company will apply to ASX for quotation of the fully paid ordinary shares under separate cover.

Yours sincerely,

Kim Hogg
Company Secretary

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**1,650,000**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction periods.**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
15,115,251	**Ordinary fully paid shares.**
5,875,125	**Options exercisable at 20 cents each on or before 31 December 2010.**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **6 October 2004**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

OVERSEAS PUSH FOLLOWS PROJECT SUCCESS

MEDIA RELEASE **7 OCTOBER 2004**

Australian technology which enables high integrity permanent welding repairs to take place underwater at less cost than more conventional wet welding, is to be assessed during October by major overseas oil and gas and shipping line interests.

Perth-based welding technologist, Neptune Marine Services Limited (ASX code: "NMS"), will promote its welding techniques during visits to the Middle East and Copenhagen over coming weeks.

The overseas push comes after the completion by Neptune Marine Services of its first major project in Australia to use the technology – the successful repairs to lock gates at the prestigious Cullen Bay Marina development in inner Darwin.

That contract was undertaken on behalf of Kellogg Brown and Root (KBR) - part of the worldwide consulting engineers, the Halliburton Group – and the Cullen Bay Marina Management Corporation.

"The Cullen Bay project was both a technical and financial success for the Company. Revenue of approximately $400,000 was generated from the 3-week project, well above initial estimates due to an increased scope of works. The project was finished to the complete satisfaction of the asset owner, within the timeframe, and the lock gates are back operating in good condition," Neptune's Executive Director, Mr Andrew Harrison, said today.

"The Cullen Bay results were pleasing as our first Australian showcase since listing in April and it is now time to promote the technology to our key target markets, the international shipping and oil and gas sectors,"

"Maritime safety and security threats to offshore installations have emerged as major public and sovereign risk issues in the past two years," Mr Harrison said.

"This is generating down-the-line interest in those technologies which can in the first instance, provide a level of comfort about the integrity of an underwater structure needing upgrading or repairing."

Neptune's technology will now be promoted at the 11th Abu Dhabi International Petroleum Exhibition and Conference.

The event attracts more than 1,100 exhibitors from throughout the world

Neptune has been invited to attend as part of the West Australian Government trade mission.

ACN 105 665 843
Registered Office: 219 - 221 York Street, Subiaco, WA, 6008
T: (61-8) 9226 5722 ψ F: (61-8) 9226 0354
E: info@neptuneunderwaterwelding.com.au ψ W: www.neptuneunderwaterwelding.com.au

"Petroleum drilling and production platforms, and the shipping service infrastructure supporting offshore oil and gas operations, are a natural avenue for future Neptune contracts," Mr Harrison said.

Following the Abu Dhabi International Petroleum Exhibition and Conference, Mr Harrison will then travel to Copenhagen to meet with senior executives at Maersk, who are interested in assessing the Australian welding breakthrough.

Maersk is a major global leader in shipping and oil and gas with other activities covering diverse areas such as aviation, industry, retail and IT services.

Neptune's underwater welding methods do not suffer the limitations of conventional underwater welds but deliver the same structural integrity as achieved with dry-land welding techniques. The technology:

- Reduces the need to dry dock ships for some hull repairs
- Alleviates the long lead time and cost of conventional methods such as hyperbaric welding - where special dry chambers have to be built around a damaged structure at up to $1 million per task, to allow welding crews to undertake repairs "out of water", and
- Achieves dry equivalent quality, strength and certifiable weld standards not able to be met by conventional underwater wet welding.

Prominent international class society, the American Bureau of Shipping, has already approved the Neptune process for use.

MEDIA CONTACTS:

Andrew Harrison
Executive Director
Neptune Marine Services Limited
T: (08) 9226 5722
M: 0415 324 359

Kevin Skinner
Field Public Relations
T: (08) 8234 9555
M: 0414 822 631

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

RELEASE FROM ESCROW

ANNOUNCEMENT **12 OCTOBER 2004**

The Company advises that the following fully paid ordinary shares are due to be released from escrow.

ASX Restriction Expiry Date	Number of Shares
24 October 2004	900,000

The Company will apply to ASX for quotation of the fully paid ordinary shares under separate cover.

Yours sincerely,

Kim Hogg
Company Secretary

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

ACN 105 665 843
Registered Office: 219 - 221 York Street, Subiaco, WA, 6008
T: (61-8) 9226 5722 ψ F: (61-8) 9226 0354
E: info@neptuneunderwaterwelding.com.au ψ W: www.neptuneunderwaterwelding.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**900,000**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction period on 24 October 2004.**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
16,015,251	**Ordinary fully paid shares.**
5,875,125	**Options exercisable at 20 cents each on or before 31 December 2010.**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **19 October 2004**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

2005 OCT

NEPTUNE MARINE

ACN 105 665 843

NOTICE OF ANNUAL GENERAL MEETING

EXPLANATORY MEMORANDUM

PROXY FORM

Date of Meeting

Monday, 22 November 2004

Time of Meeting

11.30 am (WST)

Place of Meeting

The Celtic Club
48 Ord Street
West Perth, Western Australia

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of Neptune Marine Services Limited is to be held on Monday, 22 November 2004 at The Celtic Club, 48 Ord Street, West Perth, WA, commencing at 11.30 am.

The Explanatory Statement that accompanies and forms part of this Notice describes the matters to be considered at this meeting.

BUSINESS

Financial Statements - Period ended 30 June 2004

To receive and consider the financial statements for the period from incorporation on 24 July 2003 to 30 June 2004, and the Directors' and Auditor's reports thereon.

Resolution 1 - Re-election of Director - Mr Clive Langley

To consider and, if thought fit to pass, the following resolution as an **ordinary resolution**:

> *"That, Mr Clive Langley, having been appointed as an additional director of the Company on 12 September 2003, who retires in accordance with clause 11.11 of the Company's Constitution and being eligible and offering himself for re-election, be elected as a Director of the Company."*

Resolution 2 - Re-election of Director - Mr Andrew Harrison

To consider and, if thought fit to pass, the following resolution as an **ordinary resolution**:

> *"That, Mr Andrew Harrison, having been appointed as an additional director of the Company on 8 October 2003, who retires in accordance with clause 11.11 of the Company's Constitution and being eligible and offering himself for re-election, be elected as a Director of the Company."*

Resolution 3 - Re-election of Director - Ms Cathryn Curtin

To consider and, if thought fit, to pass the following resolution as an **ordinary resolution**:

> *"That, Ms Cathryn Curtin, having been appointed as an additional director of the Company on 25 November 2003, who retires in accordance with clause 11.11 of the Company's Constitution and being eligible and offering herself for re-election, be elected as a Director of the Company."*

Resolution 4 - Approval of Appointment of Auditor

To consider and, if thought fit to pass, the following resolution as an **ordinary resolution**:

> *"That, for the purposes of section 327B of the Corporations Act and all other purposes, the firm Stanton Partners of Level 1, 1 Havelock Street, West Perth, Western Australia, 6005, (having been nominated by a member of the Company and consented in writing to act in the capacity of auditor and have not withdrawn that consent), be appointed as auditor of the Company."*

DATED THIS 21st DAY OF OCTOBER 2004
BY ORDER OF THE BOARD

Kim Hogg
Company Secretary

NOTES:

1. A member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote on behalf of the member. A proxy need not be a member of the Company, but must be a natural person (not a corporation). A proxy may also be appointed by reference to an office held by the proxy (eg "the Company Secretary").

2. Where more than one proxy is appointed, each proxy may be appointed to represent a specified proportion of the member's voting rights. If no such proportion is specified, each proxy may exercise half of the member's votes.

3. A proxy form is enclosed. A separate form must be used for each proxy. An additional form can be obtained by writing to the Company at PO Box 543, West Perth, Western Australia or by fax to (61 8) 9382 1322. Alternatively, you may photocopy the enclosed form.

4. A duly completed proxy form and (where applicable) any power of attorney or a certified copy of the power of attorney must be received by the Company at its registered office or the address or fax number set out below, not less than 48 hours before the time for commencement of the meeting. Please send by post to PO Box 543, West Perth, Western Australia 6872 or by fax to (61-8) 9382 1322.

5. The Company will accept proxy appointments by a corporate member executed in accordance with either section 127(1) (not under seal) or section 127(2) (under seal) of the Corporations Act.

6. The time nominated by the Board for the purpose of determining the voting entitlements at the meeting is 5:00pm WST on Friday, 19 November 2004.

7. The Explanatory Memorandum attached to this Notice forms part of this Notice.

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared to provide Shareholders with material information to enable them to make an informed decision on the business to be conducted at the Annual General Meeting of Neptune Marine Services Limited ("Company").

The Directors recommend shareholders read this Explanatory Memorandum in full before making any decision in relation to the resolutions.

Resolution 1 - Re-election of Director - Mr Clive Langley

Clause 11.11 of the Constitution states that the Directors may at any time appoint a person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors.

Mr Langley was appointed to the Board on 12 September 2003 and in accordance with clauses 11.11 and 11.12 of the Constitution, seeks election as a Director.

Mr Langley is the inventor of the Neptune Marine Dry Underwater Welding Technology. He has thirty years of experience in technically advanced welding projects throughout Australia and the world and is the founder of XLT Industrial Training Pty Ltd, a metals/mining/construction training company. His experience includes work in the light, medium and heavy engineering sectors, oil and gas (onshore and offshore), petrochemical, power generation, mining (in the UK, Australia and South East Asia) and in defence, namely on the Collins Class submarines and ANZAC Frigates.

Directors' Recommendation

The Board recommends shareholders vote in favour of the Resolution.

Resolution 2 - Re-election of Director - Mr Andrew Harrison

Clause 11.11 of the Constitution states that the Directors may at any time appoint a person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors.

Mr Harrison was appointed to the Board on 8 October 2003 and in accordance with clauses 11.11 and 11.12 of the Constitution, seeks election as a Director.

Mr Harrison has significant experience in the industrial services sector. He has held senior positions in a number of leading organisations including Brambles Industries Limited, and has played leading roles in strategy, business development and customer negotiation across a number of sectors, along with significant profit centre management experience. Most recently he has worked as a management consultant for Chubb Australasia, and been CEO of a Melbourne based marketing and advertising consultancy. Mr Harrison holds a Bachelor of Commerce (Honours) in Marketing and Commercial Law from Curtin University in Western Australia, and is also a member of the Australian Institute of Company Directors.

Directors' Recommendation

The Board recommends shareholders vote in favour of the Resolution.

Resolution 3 - Re-election of Director – Ms Cathryn Curtin

Clause 11.11 of the Constitution states that the Directors may at any time appoint a person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors.

Ms Curtin was appointed to the Board on 25 November 2003 and in accordance with clauses 11.11 and 11.12 of the Constitution, seeks election as a Director.

Ms Curtin has held senior positions within both the private and government sectors. She has instigated reviews to ensure effective corporate governance and overseen the development of numerous initiatives to develop ethical policies that provide assurance of high agency standards. As a director within a large public agency she was responsible for over 90 sites ensuring that accountability and financial structures were in place to effectively report on performance. Ms Curtin has exceptional understanding of a broad range of organisational requirements. She has held director level positions in Audit and Review, Ministerial Liaison and Communications and Public Relations. Ms Curtin runs her own successful private consultancy business and provides services to the mining, industrial and government sectors. Ms Curtin holds an Education and Psychology degree, is a registered psychologist and has recently completed her MBA.

Directors' Recommendation

The Board recommends shareholders vote in favour of the Resolution.

Resolution 4 - Approval of Appointment of Auditor

Under Section 327A of the Corporations Act, a person or firm appointed as auditor of a company following a company's incorporation holds office until the first annual general meeting of the company, at which time the person or firm must be appointed by shareholders.

As the meeting to be held on 22 November 2004 is the Company's first Annual General Meeting, the appointment of Stanton Partners must be approved by the members.

In accordance with section 328B(1) of the Corporations Act, Ms Karen Smith, a member of the Company, has nominated Stanton Partners to be the Company's auditor. Under section 328B(3) of the Corporations Act, a copy of this nomination:

(a) has been sent to Stanton Partners; and

(b) is attached to this Notice.

Directors' Recommendation

The Board recommends shareholders vote in favour of the Resolution.

Karen Smith
P o Box 2062
Marmion WA 6020

15 October 2004

The Company Secretary
Neptune Marine Services Limited
219 – 221 York Street
Subiaco WA 6008

Dear Sir,

Re: Nomination of Auditor

I am a member of Neptune Marine Services Limited.

For the purposes of Section 328(1) of the Corporations Act 2001 (Cth), I hereby nominate Stanton Partners, of Level 1, 1 Havelock Street, West Perth, Western Australia, 6005, to be appointed as auditor of the Company at the Annual General Meeting of the Company to be held in November 2004.

Yours Sincerely,

KSmith

Karen Smith

NEPTUNE MARINE

PROXY FORM

....
(Name of member/s)

of ....
(Address of member/s)

Appointment of Proxy

I/We being a member/s of Neptune Marine Services Limited and entitled to attend and vote hereby appoint

☐ the Chairman of the Meeting (mark with an 'X') ☐ If you are appointing **someone other than** the Chairman of the Meeting, write here the name of the company or person you are appointing

or, failing a company or person named, or if no company or person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if not directions have been given, as the proxy sees fit) at the Annual General Meeting of Neptune Marine Services Limited to be held at The Celtic Club, 48 Ord Street, West Perth, Western Australia on Monday, 22 November 2004 commencing at 11.30 am and at any adjournment of that meeting.

☐ IMPORTANT: FOR ITEMS 1 TO 4 BELOW

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 1 to 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 1 to 4 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy – please mark ☒ to indicate your directions

		FOR	AGAINST	ABSTAIN*
1.	Re-election of Director - Mr Clive Langley	☐	☐	☐
2.	Re-election of Director - Mr Andrew Harrison	☐	☐	☐
3.	Re-election of Director - Ms Cathryn Curtin	☐	☐	☐
4.	Approval of Appointment of Auditor	☐	☐	☐

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy

☐ Mark with an 'X' if you wish to appoint a second proxy AND ☐ % OR ☐ State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section must be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/ Sole Director and Sole Company Secretary	Director	Director/ Company Secretary

Contact Name ____________ Contact Daytime Telephone ____________ Date ____________

HOW TO COMPLETE THE PROXY FORM

1. Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the company or person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that company or person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

If you have appointed a company as your proxy and a representative of that company wishes to attend the meeting, the representative will be required to provide the Company with the appropriate written documentation evidencing that the person is a representative of the proxy. Should you require it, the Company will provide you with a corporate representative form free of charge. Please contact the Company Secretary if you require a corporate representative form.

2. Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

3. Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.
(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.
(c) return both forms together in the same envelope.

4. Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the *Corporations Act 2001*) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at the address given below no later than 48 hours before the commencement of the meeting at 11.30 am on Monday, 22 November 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting or facsimile to Neptune Marine Services Limited:-

PO Box 543
West Perth WA 6872

Fax: (61-8) 9382 1322

OPERATIONS REVIEW – QUARTER ENDED 30 SEPTEMBER 2004

Financial

I am pleased to report that the Company generated a modest cashflow surplus for the quarter, as a result of revenue from the Cullen Bay Marina project. The project generated revenues of $400,000 over 3 weeks, and cash receipts of $388,000 during the quarter. This allowed our $2 million cash reserves to remain substantially unchanged from the previous quarter.

Sales and Marketing

More significantly, we have made major progress in our overseas marketing efforts, and expect to enter into an agreement with a company in Denmark to use Neptune's technology in that region. As a result of meeting with major customers and potential partners in the region, we believe this strategy will maximize our exposure to activities in Europe whilst protecting our intellectual property.

A recent visit with a WA Government delegation to the Abu Dhabi International Petroleum Exhibition (ADIPEC) yielded strong interest from both potential partners and major end users of our technology in the Gulf region.

On a marketing front we completed a Company brochure and interactive CDROM to showcase our technology, and use as a primary sales tool. We also expect to complete a website redevelopment in November to better generate leads from web searches, and better communicate with our customers and shareholders with e-newsletters, and online customer data management.

At the same time, we have commenced searching for a Business Development Manager to boost our efforts to advance the Australasian market for the use of our technology.

Technology

During the quarter Neptune signed a memorandum of understanding for the supply of engineering support and development services with HBH Consultants. We believe these services will supplement the depth of current technical resources in the Company, and provide greater flexibility in securing a larger volume of work. HBH Consultants specialise in multidisciplinary projects for the resources sector, and in industrial machine design. They work with industry leaders, both locally and internationally. HBH's clients include Australian operations of major international companies such as Alcoa, Rio Tinto and Millennium Chemicals, and Australian majors such as Iluka and WMC.

With the achievement of several major milestones well ahead of expectations, I believe Neptune is in a sound position to execute its strategy of commercialising its Underwater Dry Weld Technology on a global scale.

Andrew Harrison
Executive Director

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a technology that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has Class Society approval for use, and is currently being commercialised globally. Find out more www.neptuneunderwaterwelding.com.au.

ACN 105 665 843
Registered Office: 219 – 221 York Street Subiaco WA 6008
T: (61-8) 9226 5722 ψ F: (61-8) 9226 0354
Email: info@neptuneunderwaterwelding.com.au

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN	Quarter ended ("current quarter")
76 105 665 843	**30 SEPTEMBER 2004**

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers	388	388
1.2	Payments for (a) staff costs	(83)	(83)
	(b) advertising and marketing	(27)	(27)
	(c) research and development	(23)	(23)
	(d) leased assets	-	-
	(e) other working capital	(268)	(268)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	23	23
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	**10**	**10**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**10**	**10**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(10)	(10)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(10)**	**(10)**
1.14	**Total operating and investing cash flows**	-	-
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc (net)	1	1
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**1**	**1**
	Net increase (decrease) in cash held	**1**	**1**
1.21	Cash at beginning of quarter/year to date	1,983	1,983
1.22	Exchange rate adjustments to item 1.21	-	-
1.23	**Cash at end of quarter**	**1,984**	**1,984**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(56)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

- Directors' remuneration (56)

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	NIL	NIL
3.2	Credit standby arrangements	NIL	NIL

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	470	90
4.2	Deposits at call	1,514	1,893
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	1,984	1,983

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company Secretary) Date: **22 October 2004**

Print name: Kim Hogg

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

    - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
    - 9.2 - itemised disclosure relating to acquisitions
    - 9.4 - itemised disclosure relating to disposals
    - 12.1(a) - policy for classification of cash items
    - 12.3 - disclosure of restrictions on use of cash
    - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

RELEASE FROM ESCROW

ANNOUNCEMENT **29 OCTOBER 2004**

The Company advises that the following securities are due to be released from escrow:

ASX Restriction Expiry Date	Number of Shares	Number of Options
14 November 2004	-	200,000
17 November 2004	200,000	500,000

The Company will apply to ASX for quotation of the securities under separate cover.

Yours sincerely,

Kim Hogg
Company Secretary

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a technology that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

ACN 105 665 843
Registered Office: 219 - 221 York Street, Subiaco, WA, 6008
T: (61-8) 9226 5722 ψ F: (61-8) 9226 0354
E: info@neptuneunderwaterwelding.com.au ψ W: www.neptuneunderwaterwelding.com.au

NEPTUNE
MARINE

ACN 105 665 843

NEPTUNE WINS FIRST MILITARY PROJECT

PERTH, WA **8 NOVEMBER 2004**

The Company is pleased to advise that it has secured its first military repair contract for the use of its "Dry Underwater Welding Technology".

The project, awarded to Neptune Marine Services Limited today, involves a repair to an Australian Navy vessel. Although relatively small in scale, and only 2 days in duration, the project represents a major milestone in the application of the Neptune Technology into the significant military market.

Neptune is contracting directly with the Department of Defence, and the repair is to be carried out this week at the Garden Island facility in Western Australia.

The securing of the contract is considered an important breakthrough for the Company in the global defence market, which has significant potential for the application of Neptune's technology, and comes significantly ahead of time in the Company's commercialisation timetable.

The latest development continues the progress being made by the Company on several fronts. A modest positive cashflow was generated in the September 2004 quarter through successful completion of the Cullen Bay Project. The Company is preparing for the launch of a European subsidiary and expects to sign an agreement with its first European partner in Denmark shortly. And the Company also expects to establish a US subsidiary in the first half of 2005, based on both strong end user and potential partner interest in that country.

In Australia, the appointment of a Business Development Manager is anticipated before Christmas to further drive the Company's sales efforts in this region, along with the delivery of marketing collateral and a new website.

The Company considers the achievement of this further milestone ahead of expectations to be a positive reinforcement of Neptune's ongoing strategy of global commercialization.

Andrew Harrison
Executive Director

MEDIA CONTACT:
Andrew Harrison
Executive Director
Neptune Marine Services Limited
T: (08) 9226 5722
M: 0415 324 359

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**(i) 200,000 ordinary fully paid shares; (ii) 700,000 options exercisable at 20 cents each on or before 31 December 2010**
39	Class of +securities for which quotation is sought	**Refer Question 38 above**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**End of restriction periods on 14 November 2004 and 17 November 2004.**

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	**16,215,251**	**Ordinary fully paid shares.**
		6,575,125	**Options exercisable at 20 cents each on or before 31 December 2010.**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **10 November 2004**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

NEPTUNE
MARINE

22 November 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

OUTCOME OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and Section 251AA(2) of the Corporations Act, we wish to advise the following outcome of the resolution considered at the Company's Annual General Meeting held earlier today:

Resolution 1: Re-election of Mr Clive Langley

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were as follows:

FOR:	3,458,670
AGAINST:	-
ABSTAIN:	-
DISCRETIONARY:	-
	3,458,670

Resolution 2: Re-election of Mr Andrew Harrison

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were:

FOR:	3,458,670
AGAINST:	-
ABSTAIN:	-
DISCRETIONARY :	-
	3,458,670

ACN 105 665 843
Registered Office: 189 Hay Street Subiaco WA 6008
T: (61-8) 9226 5722 ψ F: (61-8) 9226 0354
Email: info@neptuneunderwaterwelding.com.au
www.neptuneunderwaterwelding.com.au

Resolution 3: Re-election of Ms Cathryn Curtin

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were:

FOR:	3,458,670
AGAINST:	-
ABSTAIN:	-
DISCRETIONARY:	-
	3,458,670

Resolution 4: Approval of Appointment of Auditor

The resolution was carried by a show of hands and the total number of proxy votes in respect of validly appointed proxies were:

FOR:	3,458,670
AGAINST:	-
ABSTAIN:	-
DISCRETIONARY:	-
	3,458,670

Authorised by:

Andrew Harrison
Executive Director

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

22 November 2004

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

CHANGE OF ADDRESS

The Company advises that its registered office has changed to the following:

First Floor
189 Hay Street
Subiaco WA 6008

All other contact details remain unchanged.

Authorised by:

Andrew Harrison
Executive Director

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

ACN 105 665 843
Registered Office: 189 Hay Street Subiaco WA 6008
T: (61-8) 9226 5722 ψ F: (61-8) 9226 0354
Email: info@neptuneunderwaterwelding.com.au
www.neptuneunderwaterwelding.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**7,500**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**Exercise of listed options at 20 cents each (expiry date: 31 December 2010).**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
16,222,751	**Ordinary fully paid shares.**
6,567,625	**Options exercisable at 20 cents each on or before 31 December 2010.**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **26 November 2004**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**25,000**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**Exercise of listed options at 20 cents each (expiry date: 31 December 2010).**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
16,247,751	**Ordinary fully paid shares.**
6,542,625	**Options exercisable at 20 cents each on or before 31 December 2010.**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **9 December 2004**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**17,500**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**Exercise of listed options at 20 cents each (expiry date: 31 December 2010).**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
16,265,251	**Ordinary fully paid shares.**
6,525,125	**Options exercisable at 20 cents each on or before 31 December 2010.**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **11 January 2005**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

NEPTUNE MARINE

OPERATIONS REVIEW – QUARTER ENDED 31 DECEMBER 2004

Board & Management Changes

The Company is pleased to announce important board and management changes made during the quarter aimed at driving its rapid global commercialisation of the revolutionary Neptune underwater dry weld technology.

Mr Andrew Harrison, Executive Director of Neptune Marine Services Limited and a key figure in its April 2004 initial public offering and ASX listing, has been appointed to the position of Managing Director. Mr Harrison has also been appointed to the position of Managing Director of Neptune Marine Europe ApS, Neptune's wholly owned Danish subsidiary.

Mr Clive Langley, inventor of the Neptune underwater dry weld technology, founder of Neptune Marine Services Limited, and former Managing Director, has taken on the role of Executive Director focusing on technical and engineering management.

"Mr Harrison brings with him a proven track record and significant experience, and I believe that his appointment will provide the focus and leadership to fully commercialise the Neptune technology on a global scale. I will continue to work in the business focusing on technical and engineering issues", Mr Langley said.

Mr. Harrison has significant experience in industrial services and engineering businesses. He has held senior positions in a number of major organisations including Brambles Industries Limited, and has played leading roles in strategy, management, and business development across a number of sectors. Prior to joining the board of Neptune Marine he worked as a management consultant for such clients as Chubb Australasia and has been CEO of a Melbourne based marketing consultancy. Mr Harrison has been an Executive Director of Neptune since September 2004. Mr. Harrison holds a Bachelor of Commerce (Honours) in Marketing and Commercial Law from Curtin University in Western Australia, and is a member of the Australian Institute of Company Directors.

Former Business Development Manager with CBI Constructors (part of Chicago Bridge & Iron NV), Mr Andrew Tan, has been appointed to the position of Business Development Manager. Mr Tan will be responsible for driving the sales effort of the Neptune Technology in Australia and Asia, to both major end users and partners.

Mr Tan brings with him substantial experience in both Asia and Australia and has extensive contacts in the engineering and oil and gas sectors throughout the region. He holds a Bachelor of Mechanical Engineering (Honours) from the University of Western Australia and speaks fluent Mandarin.

We believe this key appointment will be the catalyst in converting significant opportunities in the region to a substantial revenue stream.

We have also commenced a search for an Operations / Engineering manager to lead our technical, projects, and research and development efforts.

Sales and Marketing

Neptune's first military contract with the Australian Navy, announced during November, was completed successfully. This project is considered an important breakthrough for the Company and we expect further work of this type to flow from it. We believe that the global defence market has significant potential for the application of Neptune's technology and this first project is a major milestone in this endeavour.

The Company has recently released a brochure and interactive CD ROM, along with a new more comprehensive website (www.neptuneunderwaterwelding.com.au). The website will generate leads from web searches, better communicate with customers and shareholders with e-newsletters, and online customer data management. We have already experienced a significant volume of enquiry from many potential overseas customers through this facility.

As part of our expansion into Asia, Neptune has a stand at the Asian Shipping and Workboat Expo, on 1-3 March. Attendance at this exhibition coincides with our aggressive sales program in Asia to win business and attract local partners.

Overseas Licensing

Europe

During December 2004 the Company incorporated a wholly owned Danish subsidiary "Neptune Marine Europe ApS", as part of the overseas expansion effort. This entity will be the focal point for developing licensing partnerships with organizations across Europe.

The negotiation of the first licensing agreement in Denmark, announced in September, has experienced some delays due to the holiday period. We are confident that this agreement will be finalised shortly.

Americas

As announced during November we expect to incorporate a US subsidiary before the end of the financial year to drive our licensing efforts in that region. We are currently discussing potential projects in the United States, and expect to formally launch our presence during May at the Offshore Technology Conference (OTC) in Houston, USA. OTC is one of the largest Oil and Gas conferences in the world. Neptune has been sponsored by Chevron Texaco to attend the conference as part of a West Australian group of delegates. This sponsorship, in conjunction with the American Chamber of Commerce, provides contacts within Chevron Texaco in the US, along with their contractors and partners.

Middle East

A visit to the Abu Dhabi International Petroleum Exhibition (ADIPEC) announced in last quarter's review, yielded strong interest from major end users and partners in the region. The visit solidified the Company's view of the potential in that region and we expect to continue discussions with interested parties until a planned market entry in the second quarter 2006.

Financial

Cash reserves at the end of the quarter were $1.697 million, representing a reduction in cash holdings of $287,000 for the quarter and $286,000 year to date.

Technology

The Company continued to focus on its research and development efforts during the quarter. The recently announced memorandum of understanding signed with HBH Consultants last quarter has progressed to the preparation of a formal research and development plan, due to be executed over the coming 12 months.

The Company continues to meet major milestones that underpin its global commercialisation. We believe this places Neptune in a strong position to execute this strategy.

Andrew Harrison
Managing Director

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a technology that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has Class Society approval for use, and is currently being commercialised globally. Find out more www.neptuneunderwaterwelding.com.au.

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN	Quarter ended ("current quarter")
76 105 665 843	**31 DECEMBER 2004**

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers	26	414
1.2	Payments for (a) staff costs	(89)	(172)
	(b) advertising and marketing	(50)	(76)
	(c) research and development	(23)	(47)
	(d) leased assets	-	-
	(e) other working capital	(182)	(449)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	24	46
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	**(294)**	**(284)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	Net operating cash flows (carried forward)	**(294)**	**(284)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(1)	(11)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(1)**	**(11)**
1.14	**Total operating and investing cash flows**	**(295)**	**(295)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc (net)	8	9
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**8**	**9**
	Net increase (decrease) in cash held	**(287)**	**(286)**
1.21	Cash at beginning of quarter/year to date	1,984	1,983
1.22	Exchange rate adjustments to item 1.21	-	-
1.23	**Cash at end of quarter**	**1,697**	**1,697**

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(105)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

- Directors' remuneration	(74)
- Fees for marine services provided by director-related entity	(31)

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	NIL	NIL
3.2	Credit standby arrangements	NIL	NIL

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	305	470
4.2	Deposits at call	1,392	1,514
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	1,697	1,984

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Director) Date: **21 January 2005**

Print name: Andrew Harrison

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

NEPTUNE MARINE

1st February 2005

Ms Marian Tang
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000

VIA FACSIMILIE: 9221 2020

Dear Ms Tang

We acknowledge receipt of your letter dated 1st February 2005, received by fax, regarding a price query.

In response to each of your questions, we advise as follows:

1. The company is not aware of any information concerning it or its operations which has not previously been announced to the market. In this regard we note that the company lodged its Quarterly Operations Review for the December 2004 quarter on 21st January 2005 which contained a summary of recent developments and an overview of the company's present activities.

2. Not applicable

3. The Company is not aware of other information which would cause the price change and/or increase in volume. It is noted that the volume of shares traded on the days in question (approx. 450,000 on 31st January and 200,000 on 1st February) represent less than 3% of the Companies issued shares and approx. 4% of the Companies tradable shares.

4. The company confirms that it is in compliance with ASX Listing Rules and in particular Listing Rule 3.1.

Yours sincerely

ANDREW HARRISON
Managing Director

ASX
AUSTRALIAN STOCK EXCHANGE

1 February 2005

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 (08) 9224 0000
Facsimile 61 (08) 9221 2020
Internet http://www.asx.com.au

Mr Kim Hogg
Company Secretary
Neptune Marine Services Limited
189 Hay Street
SUBIACO WA 6008

By facsimile: 9226 0354

Dear Kim

NEPTUNE MARINE SERVICES LIMITED (the "Company") – PRICE QUERY

We have noted a change in the price of the Company's securities from 55 cents on 28 January 2005 to a high of 70 cents today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Please direct your response to me by facsimile to facsimile number (08) 9221 2020. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, before 12pm W.S.T today, 1 February 2005.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

Should you have any queries regarding any of the above, please do not hesitate to contact me.

Yours sincerely

Marian Tang
Senior Companies Adviser

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Options**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**200,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Options are exercisable at $0.72 each on or before 31 January 2010.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No.** **Options over unissued shares may only be exercised in accordance with their terms and conditions. Upon conversion of the options to shares, the shares will rank equally with existing shares.**
5	Issue price or consideration	**Nil.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The options have been issued to an employee of the Company under the terms and conditions of the Neptune Marine Services Limited Employee Option Scheme.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**1 February 2004**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**16,265,251**	**Ordinary fully paid shares.**
		6,525,125	**Options exercisable at 20 cents each on or before 31 December 2010.**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**13,000,000**	**Ordinary Shares.**
		17,650,000	**Options exercisable at 20 cents each on or before 31 December 2010.**
		2,500,000	**Options exercisable at 25 cents each on or before 30 June 2006.**
		200,000	**Options exercisable at 72 cents each on or before 31 January 2010.**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Not applicable.**

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**25,500**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41 Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**Exercise of listed options at 20 cents each (expiry date: 31 December 2010).**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
16,290,751	**Ordinary fully paid shares.**
6,499,625	**Options exercisable at 20 cents each on or before 31 December 2010.**

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **1 February 2005**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

NEPTUNE MARINE

15 February 2005

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

PLACEMENT TO RAISE $1.56 MILLION

The Board of Neptune Marine Services Limited is pleased to announce that the Company and Marketech Pty Ltd have arranged the placement of 2.4 million ordinary fully paid shares in the Company at an issue price of $0.65 per share to raise $1.56 million. The placement has been made pursuant to the provisions of section 708 of the Corporations Act 2001.

The shares, which have been placed with private investor clients of Marketech Pty Ltd (AFSL 230014), will rank pari passu with all other existing ordinary shares of the Company.

The funds raised will be principally applied to funding the working capital requirements associated with the Company's rapid expansion, which is progressing well ahead of original expectations. These requirements include investment in both human and financial resources required to meet anticipated demand. Funding is predominantly required on two main fronts, being establishment costs for **Overseas Licensing** arrangements, and preliminary work on potential **Australian Projects.**

The Board believes the placement strategically positions the Company to enable it to capitalise on significant opportunities that exist both at home and abroad for the Neptune Technology.

Authorised by:

Andrew Harrison
Managing Director

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**22,500**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**Exercise of listed options at 20 cents each (expiry date: 31 December 2010).**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
16,313,251	**Ordinary fully paid shares.**
6,477,125	**Options exercisable at 20 cents each on or before 31 December 2010.**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **22 February 2005**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

NEPTUNE MARINE SERVICES LIMITED

ABN 76 105 665 843

2004/2005 HALF-YEAR FINANCIAL REPORT

The directors present their report together with the consolidated financial report for the half-year ended 31 December 2004 and the auditors' review report thereon:

1. Directors

The directors of the Company during the half-year and up to the date of this report are:

Name	*Period of directorship*
Mr Clive Langley *Managing Director*	Director since 12 September 2003
Mr Andrew Harrison *Executive Director*	Director since 8 October 2003
Ms Catherine Curtin *Non-executive Director*	Director since 25 November 2003

2. Results

The loss of the consolidated entity for the half-year was $266,126 (2003: not applicable) after income tax of nil (2003: not applicable).

3. Review of Activities

I am pleased to reflect on our activities for the first half of 2004 / 2005. The first six months of the financial year have seen the achievement of exciting milestones in the commercialization of the Neptune Dry Weld Technology.

Financial

The Company earned its first operating revenues during the period totalling $470,000, resulting in a net loss from operating activities of $266,000. Revenue was generated from two projects, in the Northern Territory and locally in Perth, both proving to be technically and financially rewarding.

Cash reserves at the end of the half-year were $1.697 million. When completed, the recently announced private placement to raise $1.56 million will boost the Company's cash reserves and place it in a sound position to fund future growth.

Board and Management Changes

During the period several important Board and Management changes were made, aimed at driving rapid global commercialisation of the revolutionary Neptune underwater dry weld technology.

Mr Andrew Harrison, Executive Director of Neptune Marine Services Limited and a key figure in its April 2004 initial public offering and ASX listing, was appointed to the position of Managing Director. Mr Harrison was also appointed as Managing Director of Neptune Marine Europe ApS, Neptune's wholly owned Danish subsidiary.

Mr Clive Langley, inventor of the Neptune underwater dry weld technology, founder of Neptune Marine Services Limited, and former Managing Director, has taken on the role of Executive Director focusing on technical and engineering management.

Former Business Development Manager with CBI Constructors (part of Chicago Bridge & Iron NV), Mr Andrew Tan, has been appointed to the position of Business Development Manager.

Further appointments are anticipated in the coming months to ensure the Company's human resources are capable of handling Neptune's rapid expansion.

Sales and Marketing

The Company enjoyed success during the period with two key project wins for Cullen Bay Marina, and The Australian Navy. Both projects were completed successfully.

The Company also released a brochure and interactive CD ROM, along with a new more comprehensive website (www.neptuneunderwaterwelding.com.au). As part of its expansion into Asia, Neptune will occupy a booth at the prestigious Asian Shipping and Workboat Expo, on 1-3 March 2005. Attendance at this exhibition coincides with the Company's aggressive sales program in Asia to win business and attract local partners.

Overseas Licensing

During December 2004 the Company incorporated a wholly owned Danish subsidiary "Neptune Marine Europe ApS", as part of the overseas expansion effort. The negotiation of the first licensing agreement in Denmark, announced in September, has taken longer than expected to formalize, but is expected to be completed shortly.

Neptune intends to incorporate a US subsidiary during April 2005 to drive the licensing efforts in that region. It is anticipated a senior executive of the Company will relocate to the US early next financial year to manage expected growth in the northern hemisphere. A number of potential projects in the United States are currently under review, and the Company will also have a presence at the Offshore Technology Conference (OTC) in Houston, USA. OTC is one of the largest Oil and Gas conferences in the world.

A visit to the United Arab Emirates during the period solidified the Company's view of the potential in that region, and discussions with interested parties are expected to continue until a planned market entry in the second quarter of 2006.

Technology

The Company continued to focus on its research and development efforts during the period. A memorandum of understanding signed with HBH Consultants during the period has progressed from the development of a formal Research and Development Plan, to the commencement of the project during February 2005.

A key objective of this Plan is to achieve further approvals for use of the Neptune technology, and to enable completion of work at greater depths than has been formerly possible.

4. Auditor's independence declaration under Section 307C of the Corporations Act 2001

The auditor's declaration is set out on page 12 and forms part of the directors' report for the half-year ended 31 December 2004.

Dated at Perth, Western Australia, this 23rd day of February 2005.

Signed in accordance with a resolution of the directors:

Andrew Harrison
Managing Director

NEPTUNE MARINE

STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated 2004 $
Revenue from rendering of services		421,917
Other revenue from ordinary activities		47,634
Total revenue		469,551
Expenses from ordinary activities		
Cost of sales		(208,406)
Marketing expenses		(130,046)
Technical expenses		(73,787)
Administrative expenses		(323,439)
Loss from ordinary activities before income tax		(266,126)
Income tax expense relating to ordinary activities		-
Net loss from ordinary activities after related income tax expense		(266,126)
Basic loss (cents/per share)		(0.9 cents)

Diluted earnings per share does not represent an inferior view of the Company's performance and is not disclosed for this reason.

The statement of financial performance is to be read in conjunction with the accompanying notes.

NEPTUNE MARINE

STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2004

	Note	Consolidated 31 December 2004 $	30 June 2004 $
CURRENT ASSETS			
Cash assets		1,696,980	1,983,188
Receivables		26,393	14,707
Other		34,290	14,242
Total Current Assets		1,757,663	2,012,137
NON CURRENT ASSETS			
Property, plant and equipment		46,066	40,326
Total Non Current Assets		46,066	40,326
TOTAL ASSETS		1,803,729	2,052,463
CURRENT LIABILITIES			
Payables		56,270	44,071
Provisions		-	3,807
Total Current Liabilities		56,270	47,878
TOTAL LIABILITIES		56,270	47,878
NET ASSETS		**1,747,459**	**2,004,585**
EQUITY			
Contributed equity	2	2,505,755	2,496,755
Accumulated losses		(758,296)	(492,170)
TOTAL EQUITY		**1,747,459**	**2,004,585**

The statement of financial position is to be read in conjunction with the accompanying notes.

NEPTUNE MARINE

STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Consolidated 2004 $
Cash flows used in operating activities	
Cash receipts in the course of operations	414,344
Cash payments in the course of operations	(744,191)
Interest received	46,128
Net cash used in operating activities	**(283,718)**
Cash flows used in investing activities	
Payments for property, plant and equipment	(11,490)
Net cash used in investing activities	**(11,490)**
Cash flows from financing activities	
Proceeds from issue of shares	7,500
Transaction costs from issue of shares	1,500
Net cash provided by financing activities	**9,000**
NET DECREASE IN CASH HELD	**(286,208)**
Cash at the beginning of the period	1,983,188
Cash at the end of the period	**1,696,980**

The statement of cash flows is to be read in conjunction with the accompanying notes.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of half-year financial report

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of Accounting Standard 1029 *Interim Financial Reporting*, the recognition and measurement requirements of applicable AASB standards, Urgent Issues Group consensus views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. This half-year financial report is to be read in conjunction with the 30 June 2004 Annual Financial Report and any public announcements made by the Company during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the 30 June 2004 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

Comparative information

The Company was incorporated on 24 July 2003. Comparative information for the previous corresponding period has not been provided as this half-year financial report is the first to be prepared by the Company since becoming a disclosing entity.

2. CONTRIBUTED EQUITY

	31 December 2004 $	30 June 2004 $
Issued and Paid-Up Capital		
29,247,751 (June 2004: 29,210,251) ordinary shares, fully paid	2,505,755	2,496,755

The following movements in share capital occurred during the period:

	Number of Ordinary Fully Paid Shares	Issued Capital $
Balance 1 July 2004	29,210,251	2,496,755
• Issue of 5,000 shares at 20 cents each on 2 August 2004	5,000	1,000
• Issue of 7,500 shares at 20 cents each on 26 November 2004	7,500	1,500
• Issue of 25,000 shares at 20 cents each on 9 December 2004	25,000	5,000
• Transaction costs adjustment	-	1,500
Balance 31 December 2004	29,247,751	2,505,755

Options

The following options to subscribe for ordinary fully paid shares were exercised during the half-year:

- 37,500 options exercisable at 20 cents each on or before 31 December 2010.

The following options to subscribe for ordinary fully paid shares were granted during the half-year:

- 2,500,000 options exercisable at 25 cents each on or before 30 June 2006.

No options lapsed during the half-year.

The following options to subscribe for ordinary fully paid shares are outstanding as at balance date:

- 24,192,625 options exercisable at 20 cents each on or before 31 December 2010; and
- 2,500,000 options exercisable at 25 cents each on or before 30 June 2006.

3. SEGMENT REPORTING

Segment revenues and results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The Company is the owner of the Neptune Dry Underwater Welding System, a technology that allows permanent in-situ weld repairs to be carried out underwater. During the half-year, the Company incorporated a wholly-owned subsidiary in Europe. However, no operating activities had been conducted in the subsidiary to 31 December 2004.

Geographical Segments

	Revenue 2004 $	Loss 2004 $
Australia	421,917	(313,072)
Europe	-	(688)
Unallocated	47,634	47,634
Consolidated	**469,551**	**(266,126)**

4. ACQUISITION OF CONTROLLED ENTITY

During the half-year, the Company incorporated a wholly-owned subsidiary in Europe.

Name	**Date of incorporation**	**Consolidated Entity's interest**
Neptune Marine Europe ApS	December 2004	100%

5. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, the Company must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board (AASB).

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ending on 31 December 2004. AASB 1047 'Disclosing the Impacts of Adopting Australian Equivalents to International Financial Reporting Standards' requires financial reports to disclose information about the impact of any changes in accounting policies in the transition period leading up to the adoption date.

As noted in the 30 June 2004 Annual Financial Report, the Company has allocated internal resources and in conjunction with its auditors is assessing those accounting policies and key areas that are likely to be impacted by the transition to IFRS. As Neptune Marine Services Limited has a 30 June year-end, priority has been given to considering the preparation of an opening balance sheet in accordance with AASB equivalents to IFRS as at 1 July 2004. This will form the basis of accounting for Australian equivalents of IFRS in the future, and is required when Neptune prepares its first fully IFRS compliant financial report for the year ended 30 June 2006. Set out below, and as previously reported in Neptune's 2004 annual report, are the key areas where accounting policies will change and may have an impact on the financial report of Neptune Marine Services Limited. At this stage the Company has not been able to reliably quantify the impacts on the financial report.

AASB 112 - Income Taxes

Under AASB 112 "Income Taxes", a "balance sheet approach" will be adopted for calculating taxation, replacing the "statement of financial performance approach". This method recognises deferred tax balances for all temporary differences arising between the carrying value of an asset or liability and its tax base. Whilst there will be enhanced disclosure of the composition of the deferred tax assets and liabilities it is not expected that there will be any significant impact in terms of the statements of financial position or performance.

5. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

AASB 2 - Share based Payments

The Company currently does not recognise an expense for options issued to directors and employees. Under AASB 2 "Share Based Payments", the Company will be required to recognise an expense for all share based remuneration, including options, and will amortise those expenses over the relevant vesting periods.

AASB 138 - Intangible Assets

Under AASB 138 "Intangible Assets", intangibles acquired in a business combination and which have finite useful lives must be amortised over their useful lives. Internally generated goodwill, brands and costs related to research activities and item similar in substance may not be recognised as assets. All expenditure on research must be expensed when it is incurred. This will result in a change in the Company's current accounting policy which allows for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond a reasonable doubt. The de-recognition of intangibles that do not qualify for recognition could impact significantly on the Company's equity.

AASB 136 - Impairment of Assets

Under AASB 136 "Impairment of Assets", the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the Company's current accounting policy which determines recoverable amount of an asset on the basis of undiscounted cash flows. Under the new policy it is likely that the impairment of assets will be recognised sooner and the amount of write downs will be greater.

6. EVENT SUBSEQUENT TO REPORTING DATE

On 15 February 2005 the Company announced that it had arranged the placement of 2.4 million ordinary fully paid shares in the Company at an issue price of $0.65 per share to raise $1.56 million. The funds raised are to be principally applied to funding the working capital requirements associated with the Company's rapid expansion, which is progressing well ahead of original expectations. The shares had not been allotted as at the date of signing of the Directors' Report.

The financial effects of the above transaction have not been brought to account in the consolidated entity financial statements for the half-year ended 31 December 2004.

DIRECTORS' DECLARATION

In the opinion of the directors of Neptune Marine Services Limited ("the Company"):

1. the financial statements and notes set out on pages 3 to 8 are in accordance with the Corporations Act 2001, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2004 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth, Western Australia, this 23rd day of February 2005

Signed in accordance with a resolution of the Directors:

Andrew Harrison
Managing Director

STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188

Facsimile: (08) 9321 1204

e-mail: australia@stanton.com.au

INDEPENDENT REVIEW REPORT TO THE MEMBERS OF NEPTUNE MARINE SERVICES LIMITED

Scope

We have reviewed the financial report comprising the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements and the directors' declaration of Neptune Marine Services Limited (the Company) for the half-year ended 31 December 2004 as set out on pages 3 to 9. The financial report includes the consolidated financial statements of the consolidated entity comprising the disclosing entity and the entities it controlled at the end of the half year or from time to time during the half year. The disclosing entity's directors are responsible for preparing a financial report that gives a true and fair view of the statement of financial position and performance, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the disclosing entity to lodge the financial report with the Australian Securities and Investments Commission.

Registered Proprietor: Stanton Partners Australasia Pty Ltd A.B.N 60 948 259 529
as trustee for the Stanton Partners Unit Trust

Our review has been conducted in accordance with Australian Auditing and Assurance Standards applicable to review engagements. A review is limited primarily to inquiries of the disclosing entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the Company, and have met the independence requirements of Australian ethical pronouncements and the Corporations Act 2001. We have given the directors of the Company a written Auditor's Independence Declaration.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Neptune Marine Services Limited is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

STANTON PARTNERS

Stanton Partners

J P Van Dieren
Partner

West Perth, Western Australia
23 February 2005

Registered Proprietor: Stanton Partners Australasia Pty Ltd A.B.N 60 948 259 529
as trustee for the Stanton Partners Unit Trust

STANTON PARTNERS

1 HAVELOCK STREET
WEST PERTH 6005
WESTERN AUSTRALIA

TELEPHONE: (08) 9481 3188

Facsimile: (08) 9321 1204

e-mail: australia@stanton.com.au

9 February 2005

Board of Directors
Neptune Marine Services Ltd
C/- Anthony Ho & Associates
189 Hay Street
SUBIACO WA 6008

Dear Directors

RE: NEPTUNE MARINE SERVICES LTD

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Neptune Marine Services Ltd.

As Audit Partner for the review of the financial statements of Neptune Marine Services Ltd for the half year ended 31 December 2004, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely
STANTON PARTNERS

John Van Dieren
Partner

Registered Proprietor: Stanton Partners Australasia Pty Ltd A.B.N 60 948 259 529
as trustee for the Stanton Partners Unit Trust

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary fully paid shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**2,400,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares on the same terms as existing shares.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**65 cents per share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The funds raised will be principally applied to funding the working capital requirements associated with the Company's rapid expansion, which is progressing well ahead of original expectations. These requirements include investment in both human and financial resources required to meet anticipated demand.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**24 February 2005**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**18,713,251**	**Ordinary fully paid shares.**
		6,477,125	**Options exercisable at 20 cents each on or before 31 December 2010.**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**13,000,000**	**Ordinary Shares.**
		17,650,000	**Options exercisable at 20 cents each on or before 31 December 2010.**
		2,500,000	**Options exercisable at 25 cents each on or before 30 June 2006.**
		200,000	**Options exercisable at 72 cents each on or before 31 January 2010.**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Not applicable.**

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Questions 35 to 42 Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **24 February 2005**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary fully paid shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**100,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares on the same terms as existing shares.**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**25 cents per share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The shares have been issued as a result of the exercise of unlisted options.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**24 February 2005**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
18,813,251	**Ordinary fully paid shares.**
6,477,125	**Options exercisable at 20 cents each on or before 31 December 2010.**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**13,000,000**	**Ordinary Shares.**
		17,650,000	**Options exercisable at 20 cents each on or before 31 December 2010.**
		2,400,000	**Options exercisable at 25 cents each on or before 30 June 2006.**
		200,000	**Options exercisable at 72 cents each on or before 31 January 2010.**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Not applicable.**

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Questions 35 to 42 Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **24 February 2005**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Neptune Marine Services Limited**
ABN	**76 105 665 843**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Andrew Harrison**
Date of last notice	**29 July 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	**Relentless Corporation Pty Ltd as trustee for Sun Tzu Trust.** **Mr Harrison is a director of the company which is the registered holder.**
Date of change	**24 February 2005**
No. of securities held prior to change	**2,000,000 options exercisable at 25 cents each on or before 30 June 2006.**
Class	**Options**
Number acquired	**100,000 ordinary fully paid shares.**
Number disposed	**100,000 options exercisable at 25 cents each on or before 30 June 2006 (options exercised)**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$25,000**

+ See chapter 19 for defined terms.

No. of securities held after change	**100,000 ordinary fully paid shares.** **1,900,000 options exercisable at 25 cents each on or before 30 June 2006.**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Issue of shares upon exercise of options.**

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

NEPTUNE
MARINE

28 February 2005

Companies Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bond Street
SYDNEY NSW 2000

Dear Sir,

NOTICE UNDER SECTION 708A(6) OF THE CORPORATIONS ACT

On 24 February 2005, Neptune Marine Services Limited ABN 76 105 665 843 (Company) issued 2,400,000 fully paid ordinary shares at an issue price of $0.65 each by way of a private placement (Issue) that may be subject to a subsequent offer for sale. The Company relies on section 708A(5) of the Corporations Act (Act) in relation to the Issue.

In accordance with section 708A(6) the following information is provided:

a) this notice is given within 5 business days after the day of the Issue;

b) the Issue is without disclosure to investors under Part 6D.2 of the Act;

c) this notice is given under section 708A(5)(e) of the Act;

d) as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Act as they apply to the Company and section 674 of the Act;

e) as at the date of this notice, there is no excluded information to be provided in accordance with section 708A(7) and (8) of the Act.

All questions in respect of the announcement should be directed to Mr Andrew Harrison on (08) 9226 5722.

Yours sincerely,

Kim Hogg
Company Secretary

ACN 105 665 843

189 Hay Street Subiaco WA 6008 ψ PO Box 543 West Perth WA 6872

T: (61-8) 9382 1311 ψ F: (61-8) 9382 1322 ψ E: info@neptuneunderwaterwelding.com.au

www.neptuneunderwaterwelding.com.au

NEPTUNE
MARINE

ACN 105 665 843

AUSTRALIAN PATENT ACCEPTED

PERTH, WA **1 MARCH 2005**

The Company is pleased to announce that the Australian Patent Application Number 200 125 4515 and complete specification in the name of Neptune Marine Services Limited has been officially accepted.

Notice of this acceptance will appear in the Official Journal of Patents, following which it will be open to opposition for a period of 3 months. It is expected, given no opposition, that the final patent will be granted on or before 17 May 2005.

The Board considers the acceptance of the patent application to be an important milestone in the commercialisation of the Neptune Underwater Dry Weld Technology.

Authorised by:

Andrew Harrison
Executive Director
Neptune Marine Services Limited
T: (08) 9226 5722
M: 0415 324 359

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Neptune Marine Services Limited**
ABN	**76 105 665 843**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Andrew Harrison**
Date of last notice	**24 February 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	**Indirect.**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Relentless Corporation Pty Ltd as trustee for Sun Tzu Trust.** **Mr Harrison is a director of the company which is the registered holder.**
Date of change	**28 February 2005.**
No. of securities held prior to change	**100,000 ordinary fully paid shares.** **1,900,000 options exercisable at 25 cents each on or before 30 June 2006.**
Class	**Shares.**
Number acquired	**Nil.**
Number disposed	**100,000 ordinary fully paid shares.**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$79,194**

+ See chapter 19 for defined terms.

No. of securities held after change	**1,900,000 options exercisable at 25 cents each on or before 30 June 2006.**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**On-market trade.**

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**66,250**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**Exercise of listed options at 20 cents each (expiry date: 31 December 2010).**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
18,879,501	**Ordinary fully paid shares.**
6,410,875	**Options exercisable at 20 cents each on or before 31 December 2010.**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **8 March 2005**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

NEPTUNE
MARINE

ACN 105 665 843

NEPTUNE WINS REPEAT MILITARY BUSINESS

PERTH, WA **11 MARCH 2005**

The Company is pleased to advise that it has secured its second military repair contract for the use of its "Dry Underwater Welding Technology", following the successful completion of the first project in November 2004.

The contract, awarded to Neptune Marine Services Limited today, involves a repair to an Australian Navy vessel. Although the project is only expected to take one week to complete, it represents a significant achievement for the Company in winning repeat business from the Australian Navy.

Neptune is contracting directly with the Australian Navy, and the repair is to be carried out in Sydney, over the next few weeks.

The successful completion of the first military repair contract in November 2004, along with the award of this contract, represents an important next step in the Company's plan to penetrate military markets for the "Dry Underwater Welding Technology" globally, as well as another milestone in the commercialisation of Neptune's innovative technology.

MEDIA CONTACTS:

Andrew Harrison
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722

Kevin Skinner
Field Public Relations
T: (08) 8234 9555

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**12,500**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**Exercise of listed options at 20 cents each (expiry date: 31 December 2010).**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
18,892,001	**Ordinary fully paid shares.**
6,398,375	**Options exercisable at 20 cents each on or before 31 December 2010.**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **24 March 2005**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

NEPTUNE
MARINE

ACN 105 665 843

MARKET UPDATE

PERTH, WA **29 MARCH 2005**

The Company is pleased to update the market on its activities.

People

A key plank in the globalisation of the Neptune Technology is to underpin this growth with a management team capable of delivering strategic outcomes. To this end we are in the process of recruiting a number of key individuals.

In operations we will recruit an Operations Manager to lead the operational implementation of our strategy. This includes, mobilising teams and partners, managing research and development, running projects, and ensuring systems, processes, and people are in place for us to deliver our technology to partners and end users. We are also finalising the appointment of an engineering manager who will have a hands-on role in managing projects and operational teams.

We expect to announce an appointment to the key role of Chief Financial Officer in the coming weeks. This person will be responsible for financial control, compliance, investor relations, and more importantly play a vital role in reviewing potential partnerships and acquisitions on a global scale.

As the scale of our sales and marketing effort increases, so the does the need for additional resources. In this regard we are currently searching for a sales engineer to fulfil the role of leading the Australian sales effort, who will report to the Company's business development manager, Andrew Tan.

We are also seeking to strengthen the non-executive ranks of our board of directors, reflecting the faster-than-expected growth in the Company's activities and development. We expect this person to bring with them substantial public board experience, and more importantly valuable industry and market experience.

Sales and Marketing

The key to our globalisation strategy is to work with overseas partners in delivering our technology to end users in these markets. To date, discussions have been undertaken with a number of companies across Europe, Asia, and the Middle East. The diversity of these markets demands that potential business relationships will take varying forms, from licensing and cooperation, to joint ventures and acquisitions.

Similarly, the complexity of international agreements means that lead times for completion are often longer than initially envisaged.

We announced in late 2004 that, following a visit to Europe, we expected to finalise a licensing agreement with a marine maintenance company in Denmark. This company was selected due to existing relationships and work with leading shipping companies across Europe including Maersk shipping. The negotiation of this agreement has been drawn out over a number of months resulting in substantial delays in its completion. These delays have largely related to operational details contained in the agreement, along with legally structuring a deal acceptable to both parties. We continue to work through these issues and are confident that an agreement will be executed shortly.

We have also been working in other regions to establish the Neptune Technology. Efforts in Asia have resulted in early negotiations with a leading Asian marine technology and engineering company to cooperate in 10 countries throughout the region.

Similarly we are planning to enter the Middle East market in June this year with a search for a suitable local partner after lengthy discussions with potential end users in that region. It is expected that Dubai will be used as a base.

We are currently discussing potential projects in the US, and have had interest from key markets including defence and oil and gas. We expect to formally launch our presence during May at the Offshore Technology Conference (OTC) in Houston, and relocate a senior member of our team to drive the growth in Northern hemisphere markets.

In conclusion, licensing and partnership discussions are continuing, but nothing has been concluded at this stage. At the completion of negotiations and the entering into of formal arrangements, details will be announced to the market.

The sales effort in Australia continues to yield results with the recent award of a second project with Australian Navy.

Technology

The formal research and development plan announced to the market in the last quarterly review of operations continues to be implemented. In support of this plan it is the Company's intention to apply for government funding, along with available tax concessions for eligible expenditure.

MEDIA CONTACTS:

Andrew Harrison
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722

Kevin Skinner
Field Public Relations
T: (08) 8234 9555

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary fully paid shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**200,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares on the same terms as existing shares.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**25 cents per share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The shares have been issued as a result of the exercise of unlisted options.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**29 March 2005**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
19,092,001	**Ordinary fully paid shares.**
6,398,375	**Options exercisable at 20 cents each on or before 31 December 2010.**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**13,000,000**	**Ordinary Shares.**
		17,650,000	**Options exercisable at 20 cents each on or before 31 December 2010.**
		2,200,000	**Options exercisable at 25 cents each on or before 30 June 2006.**
		200,000	**Options exercisable at 72 cents each on or before 31 January 2010.**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Not applicable.**

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Questions 35 to 42 Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **29 March 2005**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Neptune Marine Services Limited**
ABN	**76 105 665 843**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Cathryn Curtin**
Date of last notice	**29 July 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	**Indirect.**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Eladin Pty Ltd as trustee for Eladin Family Trust.** **Ms Curtin is a director of the company which is the registered holder.**
Date of change	**29 March 2005**
No. of securities held prior to change	**500,000 options exercisable at 25 cents each on or before 30 June 2006.**
Class	**Options**
Number acquired	**200,000 ordinary fully paid shares.**
Number disposed	**200,000 options exercisable at 25 cents each on or before 30 June 2006 (options exercised)**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$50,000**

+ See chapter 19 for defined terms.

No. of securities held after change	**200,000 ordinary fully paid shares;** **300,000 options exercisable at 25 cents each on or before 30 June 2006.**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Issue of shares upon exercise of options.**

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Neptune Marine Services Limited**
ABN	**76 105 665 843**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Cathryn Curtin**
Date of last notice	**29 March 2005**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	**Indirect.**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Eladin Pty Ltd as trustee for Eladin Family Trust.** **Ms Curtin is a director of the company which is the registered holder.**
Date of change	**6 April 2005**
No. of securities held prior to change	**200,000 ordinary fully paid shares;** **300,000 options exercisable at 25 cents each on or before 30 June 2006.**
Class	**Refer above**
Number acquired	**Nil**
Number disposed	**135,000 ordinary fully paid shares**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$124,164**

+ See chapter 19 for defined terms.

No. of securities held after change	**65,000 ordinary fully paid shares;** **300,000 options exercisable at 25 cents each on or before 30 June 2006.**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**On market trade**

Part 2 – Change of director's interests in contracts

Detail of contract	**Not Applicable**
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**17,500**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**Exercise of listed options at 20 cents each (expiry date: 31 December 2010).**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
19,109,501	**Ordinary fully paid shares.**
6,380,875	**Options exercisable at 20 cents each on or before 31 December 2010.**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **14 April 2005**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

NEPTUNE MARINE

ACN 105 665 843

LANDMARK COMPLETION OF REPEAT MILITARY CONTRACT

PERTH, WA **26TH APRIL 2005**

The Company is pleased to advise that it has successfully completed its second military repair contract, announced on March 11 this year using its "Dry Underwater Welding Technology".

The project was a financial and technical success, generating more than $250,000 in revenue for the Company over a 19-day period, and represented a unique application of the Neptune technology.

The contract involved a repair to a large Australian Navy supply vessel, located in Sydney Australia, and included several repairs to the vessel's hull, including a fabricated plate insert. The repair was done while the ship was at dock, by removing a plate section from the hull of the vessel, and permanently welding a new plate into the hull using the Neptune Underwater Dry Weld Technology. The permanent welding of an insert plate in-situ represents a landmark use of the Neptune technology, and a revolutionary approach to this type of permanent repair.

Neptune contracted directly with the Australian Navy for this project, and has interest from both Australian military contractors and overseas militaries for the use of its technology.

The successful completion of this contract, along with the expected finalisation of several international agreements, represents the beginning of an exciting growth period with improved revenue generation for the Company.

MEDIA CONTACTS:

Andrew Harrison
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722

Kevin Skinner
Field Public Relations
T: (08) 8234 9555

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

NEPTUNE
MARINE

ACN 105 665 843

NEPTUNE SIGNS 11 COUNTRY AGREEMENT IN ASIA

PERTH, WA **27 APRIL 2005**

The Company is pleased to announce the execution of an exclusive 3 year agreement for the use of its unique underwater dry welding technology in 11 countries throughout Asia.

The agreement, with the IEV Group of Companies, whose headquarters are based in Malaysia, covers 11 countries in the Asian region, being Malaysia, Singapore, Indonesia, China, Japan, South Korea, India, Vietnam, Myanmar, Thailand, and Brunei.

The IEV group provides technology and engineering solutions to the marine, oil and gas, and shipping industries throughout Asia. It owns several patented marine growth control technologies, along with the licensed rights to a number of other technologies used in the field. It has either wholly owned, joint venture or representative offices in all 11 countries, as well as interests in the Middle East, North Africa, Australia, Europe and the America's.

IEV has been established in the Asian region since 1989 and has long-standing relationships with key end users in both the oil and gas and shipping markets in the region, along with a proven operational and logistics capability to deliver solutions using the Neptune technology.

Operational training and certification will commence immediately, along with marketing the technology to key customers.

The deal represents a good match of regional operational and marketing capability with a unique technology that delivers economic benefits to users. Neptune will provide technology, weld engineering, and solutions support, and IEV will provide the marketing and operational support to win and execute projects. Revenue will be generated through a usage charge for the technology along with additional fees for the provision of personnel and other services. It is expected that IEV will be project-ready during the June 2005 quarter.

This agreement represents a significant new milestone in the commercialisation of the Neptune technology, being the first international arrangement entered into by the Company, and provides a significant potential revenue base in the region.

MEDIA CONTACTS:

Andrew Harrison
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722

Kevin Skinner
Field Public Relations
T: (08) 8234 9555

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

NEPTUNE MARINE

ACN 105 665 843

KEY BOARD APPOINTMENT

PERTH, WA **28TH APRIL 2005**

The Company is pleased to advise that it has appointed Samantha Tough to the position of Non Executive Director.

Samantha Tough has a unique blend of legal, commercial and senior executive management experience in a range of industries including oil and gas, international telecommunications, e-commerce, venture capital and law. She spent the last three years as General Manager of the North West Shelf with Woodside, managing Woodside's interest in the North West Shelf.

In addition, Samantha has held a number of board positions in both public and private companies and has particular experience with young companies in their formative phases of growth.

Samantha has a Bachelor of Laws and a Bachelor of Jurisprudence from the University of Western Australia and is a Graduate of the AICD.

This appointment further strengthens the board of the Company, underpinning the strategy of global commercialisation.

As part of the terms of appointment, the Company will grant to Samantha 500,000 options, exercisable at $1.13 each and expiring on 30 June 2008. Vesting conditions apply to the options, as disclosed in the attached Appendix 3X. The grant of options is subject to shareholder approval.

MEDIA CONTACTS:

Andrew Harrison
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722

Kevin Skinner
Field Public Relations
T: (08) 8234 9555

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Neptune Marine Services Ltd
ABN	76 105 665 843

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Samantha Jane Tough
Date of appointment	27 April 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
Nil.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Nil.	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Engagement terms of Ms Tough's appointment include the grant of 500,000 unlisted options, subject to shareholder approval being obtained.
Nature of interest	The options will be granted to Ms Tough or her nominee.
Name of registered holder (if issued securities)	Not applicable – the grant of options is subject to shareholder approval.
No. and class of securities to which interest relates	500,000 options exercisable at $1.13 each and expiring on 30 June 2008. The vesting terms of the options are as follows: Options may be exercised in the proportions listed in Column A below at any time between the corresponding period listed in Column B below and 30 June 2008:

Column A	Column B
25%	12 months (27 April 2006)
50%	18 months (27 October 2006)
25%	24 months (27 April 2007)

+ See chapter 19 for defined terms.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN	Quarter ended ("current quarter")
76 105 665 843	**31 MARCH 2005**

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from customers		-	414
1.2	Payments for	(a) staff costs	(152)	(323)
		(b) advertising and marketing	(23)	(100)
		(c) research and development	(9)	(55)
		(d) leased assets	-	-
		(e) other working capital	(115)	(565)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		27	73
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		**(272)**	**(556)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (9 months) $A'000
1.8	Net operating cash flows (carried forward)	**(272)**	**(556)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(3)	(14)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(3)**	**(14)**
1.14	**Total operating and investing cash flows**	**(275)**	**(570)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc (net)	1,570	1,579
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**1,570**	**1,579**
	Net increase (decrease) in cash held	**1,295**	**1,009**
1.21	Cash at beginning of quarter/year to date	1,697	1,983
1.22	Exchange rate adjustments to item 1.21	-	-
1.23	**Cash at end of quarter**	**2,992**	**2,992**

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(100)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

- Directors' remuneration (100)

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	NIL	NIL
3.2	Credit standby arrangements	NIL	NIL

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	326	305
4.2	Deposits at call	2,666	1,392
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	2,992	1,697

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Director) Date: **29 April 2005**

Print name: Andrew Harrison

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

RECEIVED
2005 OCT -5 P 12:-

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Options**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**200,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Options are exercisable at $1.02 each on or before 11 April 2010.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No.** **Options over unissued shares may only be exercised in accordance with their terms and conditions. Upon conversion of the options to shares, the shares will rank equally with existing shares.**
5	Issue price or consideration	**Nil.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The options have been issued to an employee of the Company under the terms and conditions of the Neptune Marine Services Limited Employee Option Scheme.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**29 April 2005**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**19,109,501**	**Ordinary fully paid shares.**
		6,380,875	**Options exercisable at 20 cents each on or before 31 December 2010.**

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
13,000,000	**Ordinary Shares.**
17,650,000	**Options exercisable at 20 cents each on or before 31 December 2010.**
2,600,000	**Unlisted options.**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Not applicable.

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Questions 35 to 42 - Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
   - There is no reason why those +securities should not be granted +quotation.
   - An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
   - If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **29 April 2005**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

NEPTUNE
MARINE

5 May 2005

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

CHANGE OF ADDRESS

The Company advises that its principal administrative office has changed to the following:

Level 16
AMP Building
140 St George's Terrace
Perth WA 6000

All other contact details including the Company's registered office address, remain unchanged.

Authorised by:

Andrew Harrison
Managing Director

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

ACN 105 665 843
Registered Office: 189 Hay Street Subiaco WA 6008
T: (61-8) 9226 5722 ψ F: (61-8) 9226 0354
Email: info@neptuneunderwaterwelding.com.au
www.neptuneunderwaterwelding.com.au

NEPTUNE
MARINE
ACN 105 665 843

NEPTUNE WINS NEW SHIP REPAIR CONTRACT

PERTH, WA **10 MAY 2005**

The Company is pleased to advise that it has secured a new ship repair contract for the use of its "Dry Underwater Welding Technology".

The project, awarded to Neptune Marine Services Limited today, involves a repair to a Liberian registered bulk coal carrier, sailing under American Bureau of Shipping (ABS) Class. The ship, which is a 64,000 dead weight tonne, 225 metre long vessel, represents a substantial sea going asset.

Neptune is contracting directly with the vessel's UK ship management company to complete the repair in Mackay Queensland. The client is a new customer to Neptune. This bears out Neptune's strategic objective of developing stronger relationships with ship owners, managers and class societies such as ABS.

The job represents an immediate mobilisation response and proves Neptune's ability to effect permanent repairs without delaying berthing and departure schedules. The fault is typical of the kind of repair required in the commercial shipping market. The repair is being completed over 4 kilometres off shore, while the ship is at anchor, and demonstrates the ability of the technology to be used in situ.

Andrew Harrison
Managing Director

MEDIA CONTACT:
Andrew Harrison
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

2005 OCT -7 P 12:3
RECEIVED

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

Questions 1 to 10 Not Applicable

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Questions 35 to 37 - Not Applicable

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**15,000**
39	Class of +securities for which quotation is sought	**Ordinary fully paid shares**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**Exercise of listed options at 20 cents each (expiry date: 31 December 2010).**

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
19,124,501	**Ordinary fully paid shares.**
6,365,875	**Options exercisable at 20 cents each on or before 31 December 2010.**

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **23 May 2005**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN

76 105 665 843

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Options**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**250,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Options are exercisable at $1.17 each on or before 30 May 2010.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No.** **Options over unissued shares may only be exercised in accordance with their terms and conditions. Upon conversion of the options to shares, the shares will rank equally with existing shares.**
5	Issue price or consideration	**Nil.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The options have been issued to employees of the Company under the terms and conditions of the Neptune Marine Services Limited Employee Option Scheme.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**30 May 2005**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
19,124,501	**Ordinary fully paid shares.**
6,365,875	**Options exercisable at 20 cents each on or before 31 December 2010.**

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
13,000,000	**Ordinary Shares.**
17,650,000	**Options exercisable at 20 cents each on or before 31 December 2010.**
2,850,000	**Unlisted options.**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Not applicable.

Part 2 - Bonus issue or pro rata issue

Questions 11 to 33 Not Applicable

Part 3 - Quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Questions 35 to 42 - Not Applicable

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: **30 May 2005**
(Company Secretary)

Print name: **Kim Hogg**

+ See chapter 19 for defined terms.

NEPTUNE MARINE

ACN 105 665 843

2005 ...

AUSTRALIAN PATENT GRANTED

PERTH, WA **9 JUNE 2005**

The Company is pleased to announce that it has been granted Australian Patent Number PCT/AU01/00495 in respect of its ground breaking dry underwater welding technology. The patent covers the technology which is the basis of commercialisation strategy from which Neptune will derive core future revenues. The patent was granted and sealed on 2 June 2005.

This announcement provides an update to the ASX announcement dated 1 March 2005 in which Neptune advised that Australian Patent Application Number 200 125 4515 had been accepted and open to opposition for a period of 3 months prior to final grant and seal process.

The granting of the patent completes a process which commenced with initial filing on 2 May 2001.

The Board considers the granting of the patent to be a key milestone in the commercialisation of the Neptune Underwater Dry Weld Technology.

Neptune confirms that similar patent applications for the European and US regions are on track and the Company will provide further updates as these applications proceed.

Authorised by:

Andrew Harrison
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

NEPTUNE MARINE

ACN 105 665 843

WESTERN AUSTRALIAN GOVERNMENT FUNDING RECEIVED

PERTH, WA **1 JULY 2005**

The Company is pleased to announce that it has been awarded a Western Australian Innovation Capability Development Scheme (WAICDS) grant in the sum of $25,000. The objective of the scheme is to assist WA companies to attract significant development funding from Australian Government or private sector sources to fund innovation and commercialisation initiatives.

The grant was awarded by the Western Australian Minister for State Development.

The grant funds will be used to assist in the preparation of a Commercial Ready (Commonwealth Government) funding application to fund Research & Development of the Company's patented dry underwater welding technology.

Authorised by:

Andrew Harrison
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a patented technology, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

NEPTUNE
MARINE

ACN 105 665 843

NEPTUNE WINS PRESTIGIOUS AMCHAM AWARD

PERTH, WA **12 JULY 2005**

The Company is pleased to announce that it has been awarded the American Chamber of Commerce Exportential Cup for 2005.

Attached is the press release issued by the American Chamber of Commerce.

Authorised by:

Andrew Harrison
Managing Director
Neptune Marine Services Limited
T: (08) 9226 5722

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

MEDIA RELEASE

NEPTUNE MARINE SERVICES LIMITED WINS THE 2005 EXPORTENTIAL CUP

West Australian based Neptune Marine Services Limited (ASX:NMS) has won the prestigious Exportential Cup for 2005. The ASX listed sub sea welding technologist won the award over a field of more than 50 competitors.

The Exportential Cup is awarded annually by The American Chamber of Commerce to a Member Company, recognized as having the best export potential for its products and services.

The award was presented at The American Independence Day Ball on Saturday 9th July to Clive Langley – Executive Director, and inventor of the technology.

Neptune is the owner of the Neptune Underwater Dry Welding System. This technology has recently received its Australian patent and has international patents pending. The system allows permanent in-situ weld repairs to be conducted underwater, at a fraction of the cost of conventional permanent repair methods.

This unique technology has undergone various independent laboratory tests confirming that the weld quality is equal to or better than a dry workshop weld. It has Class Society approvals for shipping, and is currently being commercialized globally.

The Neptune technology has already been applied in a number of key markets including, shipping, defence and on-shore infrastructure. It also has immense commercial applications within oil and gas, sub sea pipelines and hazardous environments where spark containment is critical.

NEPTUNE
MARINE

20 July 2005

Company Announcements Office
Australian Stock Exchange
PO Box H224
Australia Square
Sydney NSW 2000

Dear Sir/Madam

RESIGNATION OF DIRECTOR

Neptune Marine Services Limited wishes to advise that Samantha Tough has resigned as a Director of the Company, effective 19 July 2005. The Board extends their best wishes to Ms Tough for the future.

Attached is Ms Tough's *"Appendix 3Z – Final Director's Interest Notice"*.

The Company will be issuing a comprehensive market update of its activities with its quarterly cashflow report, scheduled for release next week.

Authorised by:

Andrew Harrison
Managing Director

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System. A technology with patents pending, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

ACN 105 665 643

First Floor, 189 Hay Street Subiaco WA 6008 ψ PO Box 543 West Perth WA 6872

T: (61-8) 9382 1311 ψ F: (61-8) 9382 1322 ψ E: info@neptuneweld.com

www.neptuneweld.com

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Neptune Marine Services Limited
ABN	76 105 665 843

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Samantha Jane Tough
Date of last notice	28 April 2005
Date that director ceased to be director	19 July 2005

Part 1 – Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Nil.	Nil.

Part 3 – Director's interests in contracts

Detail of contract	Not Applicable
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

NEPTUNE
MARINE

ACN 105 665 843

MARKET UPDATE

PERTH, WA **27 JULY 2005**

The Year in Review – 2005

The financial year just past represents a remarkable first year of operation of Neptune. The Board is pleased to report that not only were the stated objectives of the prospectus delivered but a number of significant further milestones were achieved in the development of the company and the global commercialisation of the patented underwater welding technology. A summary of the key milestones are as follows:

8 April 2004 -	Neptune **successfully lists on ASX**;
19 July 2004 -	Neptune announces **significant first contract** to repair of lock gates at the Cullen Bay Marina, located in Darwin, Northern Territory. This major infrastructure project generated over $400,000 revenue for Neptune;
8 November 2004 -	Neptune wins **first military contract** with the award of a repair to an Australian Naval vessel. This contract proves the credibility of the Neptune system in respect of application to the standards required by the Australian Defence Force;
1 March 2005 -	**Australian Patent accepted** pending 3 month opposition period being completed;
11 March 2005 -	Neptune wins repeat military contract by being awarded a significant naval vessel repair. The contract clearly indicates the **credibility of the patented technology** and the ability of Neptune to commercialise to a standard that generates repeat business from customers previously serviced by the Neptune System;
27 April 2005 -	Neptune signs co-operation agreement to **facilitate commercialisation** of Neptune System in 11 countries in Asia through the support of an existing marine products and services group with existing operations in the region;
10 May 2005 -	Neptune **generates first export revenues** through award of ship repair contract with UK based ship management company;
2 June 2005 -	Australian Patent PCT/AU01/00495 granted proving **uniqueness of technology** Neptune System.

The goals of the company moving forward are focused on:

- Continued efforts to build awareness of the technology in the global sub sea market;
- Development of multiple revenue streams through the establishment of marketing and operational offices in the markets exhibiting the greatest potential for growth;
- The crystallisation of value in the substantial untapped northern hemisphere markets.

Current Issues

Financial Statistics

The unaudited financial statistics for the year ended 2005 are:

Statistic	June 2005	June 2004	Change
Cash at Bank	2,648,766	1,983,188	34% increase
Net Assets	2,623,945	2,004,585	31% increase
Revenue	949,430	36,783	2500% increase
Gross Margin	48.7%	N/A	
Net Profit	(966,390)	(236,136)	

The generation of almost $1 million revenue and the earning of export revenue in 2005 surpassed management expectations in the first year of operation of the Company. Neptune has written off all costs of marketing, research and development and commercialisation of the technology as they are incurred resulting in the loss generated. Neptune will continue it's focus on the commercialisation of the technology combined with an aggressive approach to revenue growth in the 2006 financial year.

Sales and Marketing

Highlights

- New Market Development – Neptune has recently held demonstrations and technical discussions with a water utility highlighting the application of Neptune technology in the construction and repair of terrestrial based water carrying pipes;
- Asian Market Update – Following the recent return of Clive Langley (Executive Director) and Andrew Tan (Business Development Manager) from an intensive 2 week marketing campaign with Neptune Asian Co-operation partner, the IEV Group, it is clear that the short term potential of the Asian market for the technology has far surpassed the expectations of the company. Neptune has placed critical short term focus on this market to ensure a scale of operations can be established to take advantage of the demand demonstrated by shipping, defence, and oil & gas operators in the region;
- Planned UAE Market penetration – Neptune conducted a 4 week market evaluation in the UAE in May 2005. The opportunity in this region is significant and Neptune will seek to establish a presence in this region in the first half of 2006.
- Neptune wins the American Chamber of Commerce Exportential Cup, over a very competitive field of over 50 contenders. This prize is awarded annually to a member company having the most export potential. The award is testimony to the overseas market potential of Neptune's technology.

The potential of the Asian markets has resulted in a re-focus of Neptune's efforts to establish solid revenue stream in these markets in 2006. The efforts in 2005 in Europe and direct marketing in the US, through events such as the Offshore Technology Conference in Houston in April 2005, have clearly demonstrated the global demand for the technology. Since this time Neptune has also been provided an introduction to the US Navy with a view to raising awareness of the technology and confirm its success in the repair of naval vessels.

Neptune recognises that the main barriers to entry in the northern hemisphere markets relate to a need for adequate resources to create an accelerated impact. As such Neptune will focus its efforts in the first half of 2006 in the Asian region and look to build its resources and leverage off established contacts in these markets to maximise market entry.

People

Appointment of new CEO for 2006

The Company is pleased to advise that it has appointed Richard Wolanski to the position of Chief Executive Officer.

Richard comes to Neptune with extensive professional experience in both Australian and international finance industries. He has provided corporate, strategic and financial advisory assistance to start up technology companies in Australia, Singapore and the United Kingdom.

Richard commenced employment with Neptune in April this year in the Chief Financial Officer role. Having been closely involved in the development of the strategic plan for the financial year 2006 the Board are confident that Richard will be able to implement the next stage of growth in Neptune with the focus on entry into multiple international markets.

Richard is a certified Chartered Accountant and his qualifications include a Bachelor of Commerce from the University of WA.

Non Executive Director role for Andrew Harrison

Mr Andrew Harrison who has acted as an Executive Director since the float of Neptune last year and Managing Director since December 2005 has stepped down from his executive role with Neptune. Mr Harrison has operated in a Executive capacity for over 2 years with Neptune and has made a significant contribution to the current success of the company.

Andrew will continue as a Non-Executive Director of the company.

Appointment of Operations Manager

Neptune has appointed Graeme Creedon to the key role of Operations Manager.

Graeme has spent the past three years as Director of Colliers International and has a strong background in marine engineering, having served as a Senior Engineering Officer in the Royal Australian Navy for 28 years.

Mr Creedon brings a depth of knowledge developed through experience as a marine engineer, and in commercial management, to formalize procedures ensuring the Neptune technology is universally applied safely and effectively.

Graeme will work closely with the inventor Clive Langley (Executive Director) to lead global operations as Neptune rapidly expands and commences delivery of services throughout the international environment. This includes, mobilising teams and partners, managing research and development, running projects, and ensuring systems, processes, and people are in place for us to deliver our technology to partners and end users.

Having identified the key strategies for 2006 Neptune is confident that the new Executive and Board structure will facilitate the next stage of company growth. Neptune has strengthened and secured the services of a Board and Management through the addition of experienced senior Management while maintaining the skill set of the Board whom are responsible for the success of Neptune in the year just past.

Technology

Neptune was awarded Australian Patent PCT/AU01/00495 on 2 June 2005 for it's underwater welding technology. This provides significant protection of the intellectual property of the company as well as proves the uniqueness of the invention confirming Neptune's competitive advantage in the market. Neptune anticipates patents being granted in 2006 in Hong Kong, Europe and the US which will provide additional support for market entry in these markets.

The research and development program continues to be implemented. The purpose of the program is to achieve:

- greater application and weld speed;
- to weld different materials (particularly aluminium to open up the global fast ferry market); and
- to weld at greater depths.

Neptune is confident that it will be able to produce significant advances in these areas throughout 2006.

In support of this program Neptune announced the receipt of a $25,000 state government grant last month. The grant was based on the merit of Neptune's previous achievements and the potential value of the developed technology. Neptune has completed a further application seeking substantial Federal government funding of the research and development program.

2006 – Strategy and Preview

Neptune is well positioned to leverage the success of the past year and focus on the global commercialisation strategy.

Asian Market Development Network

Neptune believes that it has proven the global potential of the technology and having done this recognises the greatest hurdle for the future growth will be the deployment of the necessary resources to tap into the markets explored by the company. In recognition of this it is clear that the direct marketing approach used in the past year will not be sufficient to take advantage of all the opportunities provided by its expansion.

Neptune is currently developing third party marketing relationships throughout Asia and the UAE. The importance of establishing a network of on the ground marketing resources is paramount to ensuring the continued aggressive growth of total revenues. Backed by clear operational procedures that will allow Neptune to replicate the Australian success of 2005 into numerous Asian countries in 2006 on the strength of the IEV Agreement.

Establishment of US and Europe Commercialisation Partner

The interest and demand for the technology in the US and European markets requires Neptune to seek a more advanced market entry model than has been deployed in Australia and Asia. The reason for this approach is market driven. The size of these markets warrants that Neptune can not logistically manage the deployment of the technology worldwide in the shortest possible time frame. Speed of entry requires a licensing/royalty agreement entitling an established market participant to deploy the Neptune technology throughout the market at an advanced rate.

These strategies represent the quickest route to market in the lucrative Asian, European and US markets. Neptune has confirmed that the size of these markets eclipses that of Australia. Ensuring smooth and accelerated entry to these markets represents the greatest opportunity to rapidly expand the revenue of Neptune and to continue the growth of shareholder value.

MEDIA CONTACTS:

Richard Wolanski
Chief Executive Officer
Neptune Marine Services Limited
T: (08) 9226 5722

Kevin Skinner
Field Public Relations
T: (08) 8234 9555

About Neptune:

Neptune Marine Services Limited is the owner of the patented Neptune Dry Underwater Welding System, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

NEPTUNE MARINE SERVICES LIMITED

ABN	Quarter ended ("current quarter")
76 105 665 843	**30 JUNE 2005**

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from customers	390	805
1.2	Payments for (a) staff costs	(240)	(564)
	(b) advertising and marketing	(45)	(145)
	(c) research and development	(75)	(130)
	(d) leased assets	-	-
	(e) other working capital	(375)	(940)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	28	101
1.5	Interest and other costs of finance paid	(1)	(1)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net operating cash flows	**(318)**	**(874)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	Net operating cash flows (carried forward)	**(318)**	**(874)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(67)	(81)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	**(67)**	**(81)**
1.14	**Total operating and investing cash flows**	**(385)**	**(955)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc (net)	7	1,586
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	36	36
1.18	Repayment of borrowings	(1)	(1)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	**42**	**1,621**
	Net increase (decrease) in cash held	**(343)**	**666**
1.21	Cash at beginning of quarter/year to date	2,992	1,983
1.22	Exchange rate adjustments to item 1.21	(1)	(1)
1.23	**Cash at end of quarter**	**2,648**	**2,648**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(154)
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

- Directors' remuneration	(102)
- Fees for marine services provided by director-related entity	(51)
- Consultancy fees for services provided by director	(1)

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	35	35
3.2	Credit standby arrangements	NIL	NIL

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	339	326
4.2	Deposits at call	2,309	2,666
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.23)	2,648	2,992

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Date: **27 July 2005**
(Director)

Print name: Andrew Harrison

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

NEPTUNE
MARINE

ACN 105 665 843

WA INDUSTRY AND EXPORT AWARDS

PERTH, WA **5 SEPTEMBER 2005**

The Company is pleased to announce that it has been selected as a finalist for this year's prestigious Western Australian Industry and Export Awards.

Attached is the press release issued by the Department of Industry and Resources.

Authorised by:

Richard Wolanski
Chief Executive Officer
Neptune Marine Services Limited
T: (08) 9226 5722

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a patented technology, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.

Neptune Marine a finalist in the WA Industry and Export Awards

Neptune Marine Service Limited has been selected as a finalist for this year's prestigious Western Australian Industry and Export Awards.

The awards, now in their 17th year, recognise excellence and innovation in small and large WA businesses and feature 14 industry and export categories.

Neptune Marine is commercialising the patented Neptune Dry Underwater Welding System that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has broad application in markets including shipping, oil and gas, infrastructure, defence and hazardous environments.

Proof of the technology was confirmed through the generation of almost $1 million in revenues in the first 12 months of operation and through the repeat business delivered to the Australian Navy.

After a successful first year, which included the generation of initial export revenues, the company's primary focus has expanded from building Australian revenues to building multiple revenue streams from south east Asia and the United Arab Emirates.

The potential to create multiple revenue streams out of Asia will result in rapid growth in revenues as a presence is established in each new country and will add to the value of the technology in the significant markets in the northern hemisphere.

The winners, to be announced at a gala dinner and presentation evening at the Hyatt on Friday 14 October, will also be vying for the sought after Premier's Award for Excellence.

Premier Geoff Gallop congratulated Neptune Marine on making the finals of the awards, which have established themselves as the State's most prestigious business awards.

"Each year, the list of finalists and winners in these awards provide an impressive showcase of WA businesses. The awards highlight the vital contribution WA businesses make to the local economy through job creation and increased prosperity in the community."

The Premier said the awards recognise the importance of exports to the economic development of the State. In fact, about a third of our Gross State Product is generated by exports – more than any other State.

He said the State already had a strong export culture, with exports from Western Australia in 2004 totalling $35 billion, and significantly contributing to the creation of more than 52,500 new jobs last year.

The 2005 Awards, administered by the Department of Industry and Resources (DoIR) are sponsored by Austal, Austrade, BankWest, Ernst & Young, Export Finance and Insurance Corporation (EFIC), Fremantle Ports and *The West Australian,* and endorsed by the Chamber of Commerce and Industry of WA, UnionsWA and the Australian Institute of Export (WA) Ltd.

For more information or to reserve a table for the gala night visit http://www.doir.wa.gov.au/awards or contact the Awards Secretariat on (08) 9222 3846, or email awards@doir.wa.gov.au

Media contact:

Department of Industry and Resources, Peter Lewis, ph 9222 3572, email peter.lewis@doir.wa.gov.au

Neptune Marine Services Ltd, Richard Wolanski, ph 9226 5722, email rwolanski@neptuneweld.com

Appendix 4E

Preliminary Final Report to the Australian Stock Exchange

Part 1

Name of Entity	Neptune Marine Services Limited
ABN	76 105 665 843
Financial Period	Year Ending 30 June 2005
Previous Corresponding Reporting Period	Period from incorporation on 24 July 2003 to 30 June 2004

Part 2 – Results for Announcement to the Market

	$'000	**Percentage increase /(decrease) over previous corresponding period**
Revenue from ordinary activities	949	2367%
Loss from ordinary activities after tax attributable to members	(1,002)	(104%)
Net loss attributable to members	(1,002)	(104%)

Dividends (distributions)	**Amount per security**	**Franked amount per security**
Final Dividend	Nil	Nil
Interim Dividend	Nil	Nil
Record date for determining entitlements to the dividends (if any)	Not Applicable	

Brief explanation of any of the figures reported above necessary to enable the figures to be understood:

Refer Part 10 for commentary on the results for the financial period.

Part 3 – Contents of ASX Appendix 4E

Section	Contents
Part 1	Details of entity, reporting period
Part 2	Results for announcement to the market
Part 3	Contents of ASX Appendix 4E
Part 4	Consolidated statement of financial performance
Part 5	Accumulated losses
Part 6	Consolidated statement of financial position
Part 7	Consolidated statement of cash flows
Part 8	Basis of preparation
Part 9	Loss from ordinary activities
Part 10	Commentary on results
Part 11	Notes to the consolidated statement of cash flows
Part 12	Details relating to dividends
Part 13	Earnings per share
Part 14	Net tangible assets per security
Part 15	Details of entities over which control has been gained or lost
Part 16	Details of associates and joint venture entities
Part 17	Issued securities
Part 18	Segment information
Part 19	Subsequent events
Part 20	Impact of adopting Australian equivalents to International Financial Reporting Standards
Part 21	Information on audit or review

Part 4 –Consolidated Statement of Financial Performance

	2005 ($)	2004 ($)
Total revenue from ordinary activities	949,557	38,498
Other expenses from ordinary activities	(1,979,878)	(530,668)
Loss from ordinary activities before related income tax benefit	(1,030,321)	(492,170)
Income tax benefit relating to ordinary activities	28,262	-
Loss from ordinary activities after related income tax benefit	(1,002,059)	(492,170)

Part 5 – Accumulated losses

	2005 ($)	2004 ($)
Accumulated losses at the beginning of the year	(492,170)	-
Loss for the year	(1,002,059)	(492,170)
Accumulated losses at the end of the year	(1,494,229)	(492,170)

Part 6 – Consolidated Statement of Financial Position

	2005 ($)	2004 ($)
CURRENT ASSETS		
Cash assets	2,539,378	1,983,188
Receivables	64,408	14,707
Other	8,719	14,242
Total Current Assets	2,612,505	2,012,137
NON CURRENT ASSETS		
Receivables	108,570	-
Plant and equipment	101,440	40,326
Total Non Current Assets	210,010	40,326
TOTAL ASSETS	2,822,515	2,052,463
CURRENT LIABILITIES		
Payables	178,132	44,071
Interest-bearing liabilities	7,994	-
Provisions	20,785	3,807
Total Current Liabilities	206,911	47,878
NON CURRENT LIABILITIES		
Interest-bearing liabilities	27,328	-
Total Non Current Liabilities	27,328	-
TOTAL LIABILITIES	234,239	47,878
NET ASSETS	**2,588,276**	**2,004,585**
EQUITY		
Contributed equity	4,082,505	2,496,755
Accumulated losses	(1,494,229)	(492,170)
TOTAL EQUITY	**2,588,276**	**2,004,585**

Part 7 – Consolidated Statement of Cash Flows

	2005 ($)	2004 ($)
Cash flows from operating activities		
Cash receipts in the course of operations	802,423	-
Cash payments in the course of operations	(1,778,543)	(405,976)
Interest received	101,518	36,855
Borrowing costs paid	(545)	-
Net cash used in operating activities	(875,147)	(369,121)
Cash flows from investing activities		
Payments for plant and equipment	(81,265)	(44,460)
Proceeds on disposal of plant and equipment	100	-
Payment for security deposit	(108,570)	-
Payments for intellectual property rights	-	(60,000)
Payments for research and development	-	(39,986)
Net cash used in investing activities	(189,735)	(144,446)
Cash flows from financing activities		
Proceeds from issue of shares and options	1,677,850	2,723,451
Share issue costs	(92,100)	(226,696)
Proceeds from borrowings	36,586	-
Repayment of borrowings	(1,264)	-
Net cash provided by financing activities	1,621,072	2,496,755
Net increase in cash held	556,190	1,983,188
Cash at the beginning of the year	1,983,188	-
CASH AT THE END OF THE YEAR	**2,539,378**	**1,983,188**

Part 8 – Basis of Preparation

This preliminary final report has been prepared in accordance with ASX Listing Rule 4.3A and the disclosure requirements of ASX Appendix 4E.

The accounting policies adopted in the preparation of the preliminary final report are consistent with those adopted and disclosed in the 2004 annual financial report.

Part 9 – Loss from Ordinary Activities

	2005 ($)	2004 ($)
The loss from ordinary activities before income tax benefit includes the following items of revenue and expense:		
Revenue		
Rendering of services revenue from operating activities	812,376	-
Interest revenue	112,181	38,498
Proceeds from government grant	25,000	-
Expenses		
Write down of intangible assets	-	(99,986)
Amortisation of:		
• Leasehold improvements	(4,901)	(230)
• leased vehicle	(1,193)	-
Depreciation of plant and equipment	(12,500)	(3,904)
Total depreciation and amortisation	(18,594)	(104,120)
Operating lease expense	(38,108)	(7,008)
Borrowing costs (interest on vehicle lease)	(545)	-
Net bad and doubtful debts	(28,694)	-
Net foreign exchange loss	(2,035)	-
Net loss on disposal of plant and equipment	(2,376)	-

Part 10 – Commentary on Results

Neptune Marine Services Ltd (ASX: NMS) first year of operation has resulted in the creation of significant revenue through the commercialisation success of the patented dry underwater welding technology.

The financial results indicate:

- Generation of almost $1 million revenue in the first year since listing on ASX;
- Significant expenditure in the commercialisation of the business including marketing, patent protection and research & development resulting in a net loss sustained in the financial period;
- Completion of the financial year in a significantly improved net asset position including over $2.5 million in cash at bank.

The commercialisation success of the Company has seen the following milestones achieved:

- First significant revenues through repair to infrastructure located in Darwin;
- Repeat military contracts proving credibility of technology;
- Co-operation agreement supporting the commercialisation of the technology in 11 countries in Asia;
- Generation of first export revenues;
- Awarding of Australian Patent 200 125 4515 confirming unique character of technology and providing key protection for the intellectual property;
- Independent and government recognition of technology through receipt of prestigious awards.

Neptune has successfully invested in the development and commercialisation of the patented technology that formed the key objective of the ASX listing in April 2004. This investment has provided a base for the future growth of revenues and the creation of multiple revenue streams as international markets are developed in 2006.

Part 11 – Notes to the Consolidated Statement of Cash Flows

		2005 ($)	2004 ($)
(a)	**Reconciliation of cash**		
	For the purposes of the consolidated statement of cash flows, cash includes cash on hand and at bank and short term deposits at call, net of outstanding bank overdrafts. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:		
	Cash assets	2,539,378	1,983,188
(b)	**Reconciliation of net cash flows from operating activities to loss after income tax**		
	Loss after income tax	(1,002,059)	(492,170)
	Add items classified as investing activities:		
	Loss on sale of non-current assets	2,376	-
	Add non-cash items:		
	Depreciation	12,500	3,904
	Amortisation	6,094	230
	Amounts set aside to provisions	45,672	3,807
	Write down of intangible assets and research and development costs	-	99,986
		(935,417)	(384,243)
	Changes in assets and liabilities during the year:		
	(Increase) in receivables	(78,394)	(14,707)
	(Increase)/Decrease in prepayments	5,523	(14,242)
	Increase in accounts payable	133,141	44,071
	Net cash used in operating activities	(875,147)	(369,121)

Part 12 – Details Relating to Dividends

Date the dividend is payable	N/A
Record date to determine entitlement to the dividend	
Amount per security	
Total dividend	
Amount per security of foreign sourced dividend or distribution	
Details of any dividend reinvestment plans in operation	
The last date for receipt of an election notice for participation in any dividend reinvestment plans	

Part 13 – Earnings per Share

	2005	2004
Basic earnings per share		
Ordinary shares	(3.32 cents)	(3.50 cents)

The Company's potential ordinary shares are not considered dilutive and accordingly basic loss per share is the same as diluted loss per share.

	No.	No.
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share	30,210,920	14,061,370

Part 14 – Net Tangible Assets per Security

	2005	2004
Net tangible asset backing per ordinary security	8.06 cents	6.86 cents

Part 15 – Details of Entities Over Which Control has been Gained or Lost

Name of entity (or group of entities)	N/A
Date control gained or lost	
Contribution of the controlled entity (or group of entities) to the profit/(loss) from ordinary activities during the period, from the date of gaining or losing control	
Profit (loss) from ordinary activities of the controlled entity (or group of entities) for the whole of the previous corresponding period	
Contribution to consolidated profit/(loss) from ordinary activities from sale of interest leading to loss of control	

Part 16 – Details of Associates and Joint Venture Entities

	Ownership Interest		Contribution to net profit/(loss)	
	2005 %	2004 %	2005 $A'000	2004 $A'000
Name of entity	N/A	N/A	N/A	N/A
Associates				
Joint Venture Entities				
Aggregate Share of Losses				

Part 17 – Issued Securities

	2005 ($)	2004 ($)
Share capital		
32,124,501 (2004: 29,210,251) fully paid ordinary shares	4,082,505	2,496,755
The following movements in contributed equity occurred during the year:		
Balance at the beginning of the year	2,496,755	-
Shares issued:		
2,400,000 (2004: nil) for cash pursuant to a share placement	1,560,000	-
300,000 (2004: nil) from the exercise of director options	75,000	-
214,250 (2004: nil) from the exercise of listed options	42,850	-
Nil (2004: 11,760,250) pursuant to a prospectus	-	2,352,050
Nil (2004: 4,450,000) to seed investors	-	340,200
Nil (2004: 1,000,000) for the purchase of intellectual property	-	30,000
Nil (2004: 12,000,000) to promoters	-	1,200
Nil (2004: 1) upon incorporation	-	1
Capital raising costs	(92,100)	(226,696)
Balance at the end of the year	4,082,505	2,496,755

Options

The following options to subscribe for ordinary fully paid shares were exercised during the year:

- 214,250 options exercisable at 20 cents each on or before 31 December 2010; and
- 300,000 options exercisable at 25 cents each on or before 30 June 2006.

The following options to subscribe for ordinary fully paid shares were granted during the year:

- 2,500,000 options exercisable at 25 cents each on or before 30 June 2006;
- 200,000 options exercisable at 72 cents each on or before 31 January 2010;
- 200,000 options exercisable at $1.02 each on or before 11 April 2010; and
- 250,000 options exercisable at $1.17 each on or before 30 May 2010.

These options were granted for nil consideration.

No options lapsed during the year.

The following options to subscribe for ordinary fully paid shares are outstanding as at balance date:

- 24,015,875 options exercisable at 20 cents each on or before 31 December 2010;
- 2,200,000 options exercisable at 25 cents each on or before 30 June 2006;
- 200,000 options exercisable at 72 cents each on or before 31 January 2010;
- 200,000 options exercisable at $1.02 each on or before 11 April 2010; and
- 250,000 options exercisable at $1.17 each on or before 30 May 2010.

These options do not entitle the holder to participate in any share issue of the Company or any body corporate.

Part 18 – Segment Information

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The consolidated entity operates predominantly in the marine industry. Neptune's patented Dry Underwater Welding System allows permanent in-situ weld repairs to be carried out underwater. The technology is currently being commercialised globally.

Primary reporting - Geographical segments

The consolidated entity comprises one business segment, namely marine services. Accordingly, segment information is presented on the basis of geographical segments. Segment assets are based on the geographical location of the assets.

	Australia		Europe		Asia		USA		Eliminations		Consolidated	
	$		$		$		$		$		$	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue												
Segment revenue	949,557	38,498	-	-	-	-	-	-	-	-	949,557	38,498
Result												
Segment result	(880,044)	(492,170)	(17,297)	-	(84,191)	-	(20,527)	-	3,146	-	(1,002,059)	(492,170)
Depreciation and amortisation	(18,594)	(4,134)	-	-	-	-	-	-	-	-	(18,594)	(4,134)
Other non-cash expenses	(51,195)	(3,807)	-	-	-	-	-	-	3,146	-	(48,049)	(3,807)
Assets												
Segment assets	2,822,515	2,052,463	26,226	-	-	-	-	-	(26,226)	-	2,822,515	2,052,463
Acquisition of non-current assets	82,184	44,460	-	-	-	-	-	-	-	-	82,184	44,460
Liabilities												
Segment liabilities	234,239	47,878	861	-	-	-	-	-	(861)	-	234,239	47,878

Part 19 – Subsequent Events

In July 2005, Mr A Harrison stepped down as Managing Director of the Company. He has continued as a non-executive director. Mr Harrison's contract as an executive of the Company, which ran until 15 November 2005, was paid out in full.

The financial effect of the above transaction has not been brought to account in the financial statements for the year ended 30 June 2005.

Part 20 – Impact of adopting Australian equivalents to International Financial Reporting Standards

The Australian Accounting Standards Board (AASB) is adopting International Financial Reporting Standards (IFRS) for application to reporting periods beginning on or after 1 January 2005. The AASB has issued Australian equivalents to IFRS, and the Urgent Issues Group has issued interpretations corresponding to IASB interpretations originated by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee. These Australian equivalents to IFRS are referred to hereafter as AIFRS.

Entities complying with AIFRS for the first time will be required to restate their comparative financial statements to amounts reflecting the application of AIFRS to that comparative period. The consolidated entity must therefore prepare an opening statement of financial position in accordance with AIFRS as at 1 July 2004. This will form the basis of accounting for AIFRS in the future, and is required when Neptune prepares its first fully AIFRS-compliant financial reports for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Set out below are the key areas where accounting policies are expected to change on adoption of AIFRS, and the Company's best estimate of the quantitative impact on the financial statements. The figures disclosed are management's best estimates as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to (i) ongoing work being undertaken to assess AIFRS standards; (ii) potential amendments to AIFRS and interpretations thereof being issued by the standard-setters; and (iii) emerging accepted practice in the interpretation and application of AIFRS and UIG Interpretations.

Taxation

On transition to AIFRS the income tax balances will be calculated based on the "balance sheet approach", replacing the "income statement approach" applied under the current accounting policy. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability for accounting purposes and its tax base. No impact has been identified on the consolidated or parent entity's statement of financial position or performance as a result of this change in approach.

Share based Payments

Under AASB 2 *Share Based Payments*, Neptune is required to recognise an expense for all equity-based remuneration, including options issued to employees under the Employee Option Scheme that had not vested by 1 January 2005. The expense is determined by reference to the fair value of the equity instruments issued.

This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

If the policy required by AASB 2 had been applied during the year ended 30 June 2005, the consolidated and Company employee benefits expense would have been $554,091 higher, with a corresponding increase in an equity compensation reserve.

Intangible Assets

Under AASB 138 *Intangible Assets*, intangibles acquired which have finite useful lives must be amortised over their useful lives. Internally generated goodwill, brands and costs related to research activities and items similar in substance may not be recognised as assets. All expenditure on research must be expensed when it is incurred. This will result in a change in the Company's current accounting policy which allows for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond a reasonable doubt. No impact has been identified on the consolidated or parent entity's statement of financial position or performance as a result of this change in approach.

Impairment of Assets

Under AASB 136 *Impairment of Assets*, the recoverable amount of an asset is determined as the higher of its net disposal value and its value in use, determined by the present value of the future cash flows it is expected to generate. This will result in a change in the Company's current accounting policy, which determines recoverable amount of an asset on the basis of undiscounted cash flows. No impact has been identified on the consolidated or parent entity's statement of financial position or performance as a result of aditional write-downs for impairment.

Reconciliation of equity as presented under AGAAP to that under AIFRS

	Consolidated		Company	
	30 June 2005 $	1 July 2004 $	30 June 2005 $	1 July 2004 $
Total equity under AGAAP	2,588,276	2,004,585	2,588,276	2,004,585
Adjustments to retained earnings				
Recognition of share-based payment expense	(554,091)	-	(554,091)	-
Adjustments to reserves				
Recognition of share-based payment expense	554,091	-	554,091	-
Total equity under AIFRS	2,588,276	2,004,585	2,588,276	2,004,585

Reconciliation of net profit as presented under AGAAP to that under AIFRS

	Consolidated 30 June 2005 $	Company 30 June 2005 $
Net loss for the year ended 30 June 2005 under AGAAP	(1,002,059)	(1,002,059)
Recognition of share-based payment expense	(554,091)	(554,091)
Net loss for the year ended 30 June 2005 under AIFRS	(1,556,150)	(1,556,150)

Part 21 – Audit/Review Status

This report is based on accounts to which one of the following applies: (Tick one)			
The accounts have been audited		The accounts have been subject to review	
The accounts are in the process of being audited or subject to review	✓	The accounts have not yet been audited or reviewed	

If the accounts have not yet been audited or subject to review and are likely to be subject to dispute or qualification, a description of the likely dispute or qualification: Not applicable
If the accounts have been audited or subject to review and are subject to dispute or qualification, a description of the dispute or qualification: Not applicable

NEPTUNE
MARINE

ACN 105 665 843

SECURES SIGNIFICANT CONTRACT

RECEIVED
2005 OCT -5 P 12:22

PERTH, WA **15 SEPTEMBER 2005**

Dry underwater welding specialist, Neptune Marine Services Limited (ASX: NMS) has secured a significant second major repair task to gates on Darwin's most prestigious marina.

"The project is expected to generate minimum revenues of $350,000 over 4 weeks with work commencing in October," Neptune's Chief Executive Officer, Mr Richard Wolanski, said today.

In addition to this contract award, Neptune has current tender bids for significant further repairs to the marina, and expects a decision on this further work within 4 weeks.

"Significantly, the contract is repeat client business on a high profile maritime site and this is testimony to the performance criteria achieved with our patented dry underwater welding technology in the past 12 months," Mr Wolanski said.

Neptune Marine previously repaired one of the marina's lock gates in 2004. The new contract, to be overseen by consulting engineer, Kellogg Brown and Root (KBR), involves repairs to other infrastructure located in the marina. Neptune is prime contractor to the project, which involves removal, refitting, re-installation of the infrastructure as well as the application of the patented dry underwater welding technology.

"The technology has enormous potential, and with that is the parallel growth potential for Neptune Marine," Mr Wolanski said.

"The success of the repair work undertaken last year was an important factor in the award of the new contract."

The key commercialisation objectives of Neptune for 2005-2006 are:

- Aggressive revenue growth in the domestic market, building on the success of 2005;
- Establishment of international revenue streams from development of Asian markets.

Mr Wolanski said Neptune would strive for further revenue growth for the remainder of 2006 and seek to develop each of the identified key market segments of oil & gas, infrastructure, shipping and defence.

Neptune is also developing international markets for its welding technology, specifically in the Asian and UAE regions.

Authorised by:

Richard Wolanski
Chief Executive Officer
Neptune Marine Services Limited
T: (08) 9226 5722

About Neptune:

Neptune Marine Services Limited is the owner of the Neptune Dry Underwater Welding System, a patented technology, that allows permanent in-situ weld repairs to be carried out underwater at a fraction of the cost of using conventional permanent repair methods. The technology has class society approval for use, and is currently being commercialised globally.